February 24, 2015

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company,” “Iconix,” “we,” “us” or “our”)

Form 10-K for the Year Ended December 31, 2013

Filed February 27, 2014

SEC Response Dated February 11, 2015

File No. 001-10593

Dear Ms. Jenkins:

This letter is in response to the Staff’s letter to the Company of February 11, 2015 (the “Comment Letter”) addressed to me, the Company’s Chief Financial Officer, regarding the Company’s Form 10-K for the year ended December 31, 2013, as amended on Form 10-K/A (collectively, the “Form 10-K”) and the Company’s Form 8-K filed October 29, 2014 (the “Form 8-K”). The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. Based upon both the Comment Letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K or Form 8-K is required. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response.

Form 10-K for the Year Ended December 31, 2013

Financial Statements and Supplementary Data, page 45

Note 1. Summary of Significant Accounting Polices, page 69

Goodwill and Other Intangibles, page 72

1.	We note your response to comment one from our letter dated January 14, 2015. We continue to consider your response and may have additional comments.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

Response:

No response required at this time.

Note 3. Acquisitions, Joint Ventures and Investments, page 75

Acquisitions, page 75

2.	We note in your response to comment two of our letter dated January 14, 2015 that your comprehensive approach to monetizing your brands is collectively pursued in an opportunistic manner that maximizes a shareholder’s return on the Company’s investment in its brands.

A.	Please further explain to us the primary business purpose of the initial formations of your international joint ventures between 2012 and 2014. . . . In your response, clearly explain the circumstances that lead to each of these transactions and how each transaction constitutes ongoing or central operations of your business. . . . [D]escribe the circumstances leading to a decision to enter into each transaction, and identify the individual(s) who is responsible for negotiating and executing these transactions.

Response:

Our primary purpose in forming international joint ventures is to bring the intellectual property related to our brands (sometimes referred to herein as “IP”) to market more quickly and efficiently, generating greater short- and long-term value from our IP than we believe is possible if we were to build-out wholly-owned operations ourselves across a multitude of regional or local offices. The strong results from our first two joint ventures demonstrate how this approach has enabled our brands to increase licensed revenue, market share and profitability beyond what we could have achieved on our own. As an example, in China, we went from a minimal presence for our brands at the formation of our joint venture in September 2008 to today having more than 900 stores, shops-in-shops and counters across the country. Similarly, in Latin America, revenue for our brands increased 77% by year two of the joint venture and grew 349% by year five. When the Latin American joint venture was formed in December 2008, we had 16 licenses and one Direct-To-Retail (“DTR”) agreement. Today, we have 53 licensees and six DTRs with “big box retailers” including Falabella, Suburbia and Walmart.

Since 2008, the formation and administration of international joint ventures have been a central and ongoing component of our business, and the Company’s execution of its international strategy has created significant value for Iconix and its shareholders. Going forward, we expect to form additional joint ventures, with the goal of more effectively developing markets that have not grown as quickly as we had hoped, and to provide a platform for future brand acquisitions. As these businesses in each territory reach sufficient scale to support the Company’s full business structure of brand management, marketing, licensing, acquisitions and finance, we may consider acquiring control or full ownership of the joint ventures, where possible, as was the case in Latin America in 2014.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

To get best-in-class, local partners to invest in and represent our brands in their respective territories, we offer them the ability to buy equity interests in our IP. These equity interests provide our partners with the necessary incentive to devote management time and resources to our brands. By leveraging our partners’ local market expertise, retail relationships, wholesale networks, business contacts and staff, including hundreds of employees across numerous cities worldwide, we have significantly grown our licensing royalties in key global markets, collected monies owed by licensees more effectively and maintained stricter enforcement against counterfeit products. From 2008 to today, we have completed 11 transactions with local partners to establish and expand our international business, and in the period of 2012-2014, we successfully established six joint ventures to help us develop a scalable business for our brands in the key territories of India, Canada, Australia, Southeast Asia, Israel and the Middle East. We provide additional details on the formation of each of these six joint ventures below.

Iconix India

Reliance Industries Limited is India’s largest private sector enterprise with annual revenues in excess of $66 billion. Reliance Brands Limited (“Reliance”), an affiliate of Reliance Industries Limited, was started in October 2007 by Mr. Darshan Mehta, with the goal of partnering with international brands to establish and build their business footprint in India. Mr. Mehta reached out to Iconix to pursue a strategic relationship with the Iconix portfolio of brands in India. Iconix met with several potential joint venture partners in the market before concluding that Reliance was the best option.

In May 2012, the Company contributed substantially all rights to its wholly-owned and controlled brands in India to Imaginative Brand Developers Private Limited, now known as Iconix Lifestyle India Private Limited (“Iconix India”), a then newly formed subsidiary of the Company. Shortly thereafter, Reliance purchased a 50% interest in Iconix India for $6.0 million.

The transaction was negotiated by COO Yehuda Shmidman and the GC Andrew Tarshis, with support from CFO Warren Clamen and the law firm Gibson Dunn, with the oversight of CEO Neil Cole. The transaction was executed by Neil Cole.

Iconix Canada

Buffalo International ULC (“BIU”) is based in Montreal, Canada and its management team has extensive experience working in the apparel industry. Since founding the Buffalo brand in 1985, the management team has established over 3,000 points of distribution for the brand, including 20 branded, standalone stores. In February 2013, Iconix acquired a controlling interest in the Buffalo by David Bitton brand. Subsequently, Gaby Bitton, a principal of BIU, proposed becoming a joint venture partner in the Iconix portfolio in Canada. Canada is a market where the Buffalo team has significant relationships with wholesalers and retailers, which they proposed they could leverage to expand the market share and licensed revenue of the Iconix portfolio.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

In June 2013, the Company contributed substantially all rights to its wholly-owned and controlled brands in Canada into two entities: Ico Brands L.P. (“Ico Brands”) and Iconix Canada L.P. (“Ico Canada”). Shortly thereafter, through their acquisitions of limited partnership and general partnership interests BIU purchased a 50% interest in Ico Canada for $13 million, and BIU’s subsidiary, BIU Sub, Inc. (“BIU Sub”), purchased a 50% interest in Ico Brands for $4.8 million.

The transaction was negotiated by the GC, Andrew Tarshis and CFO, Warren Clamen, with support from Senior Vice President Rafael Klotz and the law firm Blank Rome. The transaction was executed by Neil Cole.

Iconix Australia

Pacific Brands LLC (“Pac Brands”) is a consumer products company, headquartered in Melbourne, Australia. Pac Brands has approximately 3,500 employees who are responsible for manufacturing, selling and marketing a diverse portfolio of brands throughout Australia and New Zealand. In 2014, Pac Brands generated revenue of approximately $1 billion. Neil Cole, Iconix CEO, had a relationship with Pac Brands dating back more than 20 years as Pac Brands owns the brand “Candy” and Iconix had negotiations in the past over disputes related to the Iconix brand, Candie’s. In addition, Pac Brands had been a licensee of Mossimo prior to Iconix’ acquisition of the Mossimo brand.

Martin Matthews, Group General Manager of Brand Collective, a wholly-owned subsidiary of Pac Brands, had encouraged Pac Brands to partner with Iconix on IP in Australia. Mr. Matthews convinced Iconix that he and his team could effectively utilize their strengths and relationships in the local market to expand market share and licensed revenue for the Iconix brand portfolio. After a negotiation period involving two rival bidders, Iconix and Brand Collective Group negotiated and entered into a joint venture for the territories of Australia and New Zealand.

Pursuant to a Master License Agreement, the Company caused certain assets to be contributed and assigned to Iconix Australia, LLC (“Iconix Australia”), a then newly formed wholly-owned subsidiary of the Company. Such assets consisted of the following: a license on an exclusive, perpetual, royalty-free basis, trademarks, and other intellectual property, and license agreements, each related to certain of the Company’s brands in respect of the Australia and New Zealand territories. On September 17, 2013, Pac Brands USA, Inc., a wholly-owned subsidiary of Pac Brands, purchased a 50% interest in Iconix Australia for $7,219,074.

The transaction was negotiated by VP of International, Dan Castle with support from CFO Warren Clamen, Deputy GC, Ericka Alford and the law firm Gibson Dunn, with the oversight of CEO, Neil Cole. The transaction was executed by Neil Cole.

Iconix Southeast Asia

Li & Fung Limited (“Li & Fung”) has had a long-standing relationship with Iconix as a licensee for many of Iconix’ brands. Li & Fung is an investment holding company principally engaged in managing the supply chain for retailers and brands worldwide from over 300 offices and

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

distribution centers in more than 40 countries, generating $19 billion of revenue in 2013. Its subsidiary, LF Asia Limited (“LF Asia”), was principally engaged in the licensing and wholesale business of global brands.

Upon the acquisition by LF Asia of The Mint Group, a licensing company in Southeast Asia, LF Asia approached Iconix to consider the creation of a joint venture across the region. The proposed offered the Company the opportunity to leverage LF Asia’s local offices and local network of wholesalers and retailers for the growth and expansion of the business footprint of the Iconix portfolio of brands.

Pursuant to a Master License Agreement, the Company caused certain assets to be contributed and assigned to Lion Network Limited (“Iconix SE Asia”), a then newly formed wholly-owned subsidiary of Iconix. Such assets consisted of the following: a license on an exclusive, perpetual, royalty-free basis, trademarks and other intellectual property and license agreements, each related to certain of the Company’s brands in respect of the following territories: Indonesia, Thailand, Malaysia, Philippines, Singapore, Vietnam, Cambodia, Laos, Brunei, Myanmar and East Timor. On October 1, 2013, LF Asia purchased a 50% interest in Iconix SE Asia for $12 million.

The individuals responsible for the negotiation of this transaction were VP of International, Dan Castle with support from CFO, Warren Clamen, Deputy GC, Ericka Alford and the law firm Gibson Dunn, with the oversight of CEO, Neil Cole. The transaction was executed by Neil Cole.

Iconix Israel

M.G.S. Sports Trading Limited (“MGS”), established in 1986 by Gideon Moliov, is the largest wholesale apparel company in Israel. MGS is one of Israel’s leading companies in sports and fashion and is a distributor and/or licensee for Adidas, Converse, Diadora, Superga and many other brands. MGS has over 1,500 employees and operates over 70 retail stores including Mega Sport, the largest sports chain in Israel.

Prior to the formation of the Company’s joint venture in Israel, a relationship existed between MGS and Iconix, as MGS was a licensee for both Ecko Unltd. and OP when Iconix acquired these brands. Recognizing MGS’ strength in retail and wholesale in the market, Iconix chose to license Umbro to MGS upon its acquisition of the brand. Subsequently, Iconix was convinced by MGS that forming a joint venture together and utilizing MGS’ local network could increase the market share of Iconix’ full portfolio of brands. As such, the parties negotiated and entered into a joint venture.

Pursuant to a Master License Agreement, the Company caused certain assets to be contributed and assigned to Iconix Israel, LLC (“Iconix Israel”), a then newly formed wholly-owned subsidiary of the Company. Such assets consisted of the following: a license on an exclusive perpetual, royalty-free basis, trademarks, and other intellectual property, and license agreements, each related to certain of the Company’s brands in respect of the territories of Israel, the West Bank and the Gaza Strip. On November 14, 2013, MGS purchased a 50% interest in Iconix Israel for $3,349,457.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

The transaction was negotiated by the COO, Seth Horowitz, with guidance from CEO, Neil Cole and support from EVP and Managing Director International, Willy Burkhardt, VP of International, Dan Castle, the CFO, Jeff Lupinacci, the GC, Jason Schaefer, the Assistant GC, Lauren Gee and the law firm Gibson Dunn. The transaction was executed by Neil Cole for Iconix and by Willy Burkhardt for the subsidiaries controlling the Umbro and Lee Cooper marks.

Iconix Middle East and North Africa

In accordance with the Company’s international strategy, Iconix had been actively pursuing a joint venture partner for the Middle East and North Africa for much of 2014. Iconix engaged in active negotiations with both Global Brands Group Asia Limited f/k/a LF Asia (“GBG”) and Abu Issa to become a partner in the region. Ultimately, Iconix decided to extend its existing partnership with GBG as it had great knowledge of our brands and had access to a manufacturing network that could efficiently grow brands in the territory on an accelerated timeline. GBG had completed a reorganization and spin-off from Li & Fung Limited in July 2014 and continued to benefit from the extensive global supply network of Li & Fung. GBG had been performing well as the Company’s joint venture partner in other territories and maintained more than 50 offices across the world with approximately 200 employees who provide design, licensing and management services for over 350 global brands including Under Armour, Disney, Frye, Mercedes-Benz and Coca Cola.

Pursuant to a Master License Agreement, the Company and its subsidiaries caused certain assets to be contributed and assigned to Iconix MENA Ltd. (“Iconix MENA”), a then newly formed wholly-owned subsidiary of the Company and its subsidiaries. Such assets consisted of the following: a license on an exclusive, perpetual, royalty-free basis, trademarks, and other intellectual property, and license agreements, each related to certain of the Company’s brands in respect of the following territories: United Arab Emirates, Qatar, Kuwait, Bahrain, Saudi Arabia, Oman, Jordan, Egypt, Pakistan, Uganda, Yemen, Iraq, Azerbaijan, Kyrgyzstan, Uzbekistan, Lebanon, Tunisia, Libya, Algeria, Morocco, Cameroon, Gabon, Mauritania, Ivory Coast, Nigeria and Senegal, subject in each case to applicable law, including OFAC sanctions. On December 19, 2014 and December 24, 2014, GBG purchased an aggregate 50% interest in Iconix Middle East for $18,762,083.

The transaction was negotiated by the CEO, Neil Cole and the COO, Seth Horowitz, with support from EVP and Managing Director International, Willy Burkhardt, VP of International, Dan Castle, the CFO, Jeff Lupinacci, the GC, Jason Schaefer, the Assistant GC, Lauren Gee and the law firm Gibson Dunn. The transaction was executed by Neil Cole for Iconix and by Willy Burkhardt for the subsidiaries controlling the Umbro and Lee Cooper marks.

B.	Please further explain to us the primary business purpose of . . . the subsequent sales of your wholly owned trademarks in certain international locations to existing joint ventures or licensees (December 2013, June and September 2014). . . . In your response, clearly explain the circumstances that lead to [this transaction] and how each transaction constitutes ongoing or central operations of your business. . . . [D]escribe the circumstances leading to a decision to enter into each transaction, and identify the individual(s) who is responsible for negotiating and executing these transactions.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

Response:

Umbro Korea, December 2013

Descente Ltd. (“Descente”), founded by Takeo Ishimoto in 1935, is engaged in the manufacture and sale of active sportswear. The company is headquartered in Osaka, Japan, has over 1,700 employees and generates close to $1 billion in annual sales. In 1998, Descente purchased the Umbro mark for Japan from a predecessor company, and had been successfully managing the brand in Japan since that time. In March 2013, at the first Umbro Brand Summit following the Company’s acquisition of the Umbro IP, members of the Descente management team approached Iconix with an offer to acquire the IP rights for Umbro in South Korea.

Between April and November the parties met periodically to structure a deal and negotiate the key terms of a trademark sale for Umbro in the territory. As noted in the discussion on the lifecycle of trademarks on pages 11-12, the Company evaluated its potential sale of IP in the normal course, by comparing the current and potential revenue stream for the asset in our traditional licensing model against the offer of Descente. In this instance, the negotiated terms enabled the Company to generate significant revenue and profit in a territory where the brand had no recent or near-term prospects for licensed revenue. In addition, the Company was able to negotiate a marketing fee from Descente in exchange for Descente’s right to utilize global marketing assets for the Umbro brand in both Japan and Korea. The recurring marketing fee secured from Descente helped to support the Company’s successful effort to secure a sponsorship deal with a high quality soccer team in the English Premier League.

On December 6, 2013 and pursuant to a Trademark Assignment Agreement, the Company, through its wholly-owned subsidiary, Iconix Luxembourg Holdings Sarl, sold to Descente all trademarks for the Umbro brand (and related goodwill) in the territory of South Korea for $10 million.

The transaction was negotiated by the Iconix President, Men’s Division, Seth Horowitz, Head of Licensing Umbro, Will Byron, VP of Marketing Umbro, Paul Nugent, and Umbro GC, Rich Millington, with support from CFO, Warren Clamen, the Iconix GC, Jason Schaefer and the law firm Gibson Dunn, with the oversight of CEO Neil Cole. The transaction was executed by Warren Clamen and by Douwe Terpstra, Director of the subsidiaries controlling the Umbro and Lee Cooper marks.

Iconix SE Asia Amendment, June 2014

LF Asia, our joint venture partner in Iconix SE Asia, had recently acquired several licensing companies including Cocoban Co. Ltd. in South Korea and The Licensing Company in Europe, providing additional local knowledge, employees and expertise to its robust licensing and manufacturing network. Following these acquisitions, LF Asia approached Iconix about expanding Iconix SE Asia to include the key territory of South Korea and to add several

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

additional brands for the pan-European marketplace. The success of our existing relationships and the acquisition of additional local-market licensing companies by LF Asia gave Iconix the confidence to expand its relationship with LF Asia to include additional brands and the territory of South Korea.

The primary business purpose of this transaction was to extend the reach of Iconix SE Asia to include South Korea, where LF Asia had invested to build a strong local market foundation. This transaction also added five additional brands for the European marketplace which could leverage the multi-regional platform established for the joint ventures with LF Asia.

In June 2014, the Company contributed substantially all rights to its wholly-owned and controlled brands in the territory of South Korea, and the Company’s Marc Ecko Cut & Sew, Ecko Unltd., Zoo York, Ed Hardy and Sharper Image IP in the European Union and Turkey, in each case, to Iconix SE Asia. In return, LF Asia agreed to pay the Company $15.9 million.

The transaction was negotiated by the COO, Seth Horowitz with guidance from CEO, Neil Cole and with support from the CFO, Jeff Lupinacci, the GC, Jason Schaefer, the Assistant GC, Lauren Gee and the law firm Gibson Dunn. The transaction was executed by Neil Cole for Iconix and by Andy Dunkley and Douwe Terpstra, Directors for the subsidiaries controlling the Umbro and Lee Cooper marks.

Iconix SE Asia Amendment, September 2014

Over the course of 2014, consistent with our international strategy, Iconix met and negotiated with the top management of several potential partners (GBG/Li & Fung, Win Hanverky, Pou Sheng International, Descente and Li Ning/TPG) about the possibility of licensing brands and/or entering into a business joint venture with the Umbro and Lee Cooper marks in China. While a majority of the Iconix portfolio resides in a joint venture in China with Novel Fashion Brands Limited (the “China JV”), both Umbro and Lee Cooper were not included in the China JV, as these marks were purchased subsequent to the formation of the China JV.

The negotiations with potential partners revealed that GBG’s position in the market was best aligned with the needs of the business and their offer of terms was the most compelling financially. GBG had existing knowledge of both brands via Iconix SE Asia. Furthermore, in the preceding year, GBG had acquired the licensing company RM Enterprises, which was the Company’s agent for the Peanuts brand in China and within a short time thereafter, GBG had substantially increased the brand’s awareness level, licensed royalty revenue base and its performance in collecting account receivables from licensees in the territory. By leveraging GBG’s powerful network of relationships and access to both retailers and wholesalers in China, this transaction significantly enhanced the revenue and profit potential for the Umbro and Lee Cooper marks.

On September 17, 2014, the territory of Iconix SE Asia was amended to include China, Macao, Hong Kong and Taiwan for the Umbro and Lee Cooper marks. In respect of its 50% interest in the joint venture, GBG agreed to pay the Company $21.5 million.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

The transaction was negotiated by the COO, Seth Horowitz and the VP of Licensing Umbro, Will Byron, with guidance from CEO, Neil Cole and with support from the CFO, Jeff Lupinacci, the GC, Jason Schaefer, the Assistant GC, Lauren Gee and the law firm Gibson Dunn. The transaction was executed by Neil Cole for Iconix and by Andy Dunkley and Hugo Froment, Directors for the subsidiaries controlling the Umbro and Lee Cooper marks.

C.	Please further explain to us the primary business purpose of the. . . sale of your controlling interest in OP Japan to your joint venture partner (December 2012). In your response, clearly explain the circumstances that lead to [this transaction] and how [this] transaction constitutes ongoing or central operations of your business. . . . [D]escribe the circumstances leading to a decision to enter into [this] transaction, and identify the individual(s) who is responsible for negotiating and executing [this transaction].

Response:

In December 2012, pursuant to a previously negotiated arrangement, Iconix put its controlling interest (55%) in the intellectual property and assets relating to the Ocean Pacific and OP brands in the territories of Japan, Singapore, Indonesia, Malaysia, South Korea, Cambodia, Bangladesh, Nepal, Myanmar, Bhutan, Thailand and Vietnam to Itochu Corporation (“Itochu”). In connection with the transaction, the Company received approximately $8.7 million. The transaction allowed the Company to obtain a high revenue multiple (7.2x $1.2 million) for its 55% controlling interest in an asset which had generated a total average annual revenue of $2.2 million from 2007 through 2010. In addition to the attractive economics of this transaction, the Company believed that the brand and its revenue base around the globe would benefit from the substantial investment Itochu planned to make in the development of the brand in the Asia region.

The history of Itochu dates back to 1858 when its founder Chubei Itoh commenced linen trading operations. Among Japanese trading companies, Itochu is distinguished by the strength of its textiles business, its ownership and management of more than 200 brands and its successful business operations in China. With approximately 130 offices in 65 countries, Itochu generated annual trading revenue of $145 billion in 2014.

The transaction was negotiated by the COO, Yehuda Shmidman and the GC, Andy Tarshis, with support from the law firm Maples and Calder and with the oversight of CEO, Neil Cole. The transaction was executed by Andy Tarshis.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

D.	In connection with this, please also address the following in your response: Explain why you do not describe your comprehensive approach to monetizing your brands under the business section of your most recent Form 10-K, if you believe these transactions are part of your ongoing or central operations.

Response:

Since our Form 10-K for the year ended December 31, 2008, we have included information about our international strategy, which we felt appropriately described our comprehensive approach to monetizing our brands globally. Beginning in 2008, we began to reference our international strategy in the Business section of our 10-K, and we currently state in the Form 10-K for the year ended December 31, 2013: “In addition, the Company also seeks to monetize its brands through international licenses, partnerships and other arrangements, such as joint ventures. Since September 2008, the Company has established the following international joint ventures: Iconix China, Iconix Latin America, Iconix Europe, Iconix India, Iconix Canada, Iconix Australia, Iconix Southeast Asia, Iconix Israel.” In the Form 10-K for the year ended December 31, 2014, we plan to provide additional detail on our comprehensive approach to monetizing our brands.

E.	In connection with this, please also address the following in your response: Tell us how you considered the frequency of these transactions relative to the ongoing transactions under your strategic licenses with licensees when determining that revenue classification is appropriate.

Response:

Similar to the ongoing nature of our licensing business, the sale of trademarks as well as the formation and, where possible, reacquisition of full ownership of joint ventures are all integral and ongoing components of our business. FASB Concept Statement 6 refers to “central and ongoing” operations as being characteristic of revenue; however it does not establish “frequency” as a characteristic of revenue. Therefore, while joint venture transactions and the sale of trademarks have occurred with a degree of regularity (as a factual matter), it is not necessary that they be “frequent” for purposes of revenue recognition. Thus, the frequency of transactions has not been a consideration in determining revenue classification.

F.	In connection with this, please also address the following in your response: Explain how you budgeted for these transactions. . . .

Response:

We have always considered monetization of our brands to be an important strategic initiative. In 2008, international growth became a core component of our overall strategy as we began the strategic planning process of assessing opportunities in key market territories and evaluating potential partners with significant in-market expertise and infrastructure. With the increasing scale of the Company’s international activities, management began in 2012 to budget for international business development initiatives as a separate line item and they have continued to be included in the annual budgeting process since that time.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

G.	Describe the circumstances leading to a decision to enter into each transaction, and identify the individual(s) who is responsible for negotiating and executing these transactions.

The responses to this question for each transaction are included in the transaction summaries found on pages 3 through 9.

H.	For example, clarify if the sale of a trademark is a normal event in the life cycle of a trademark, if trademarks are routinely marketed for sale at all times, if trademarks are sold only when they are determined to be underperforming, or if other circumstances may lead you to sell a trademark.

Response:

Intellectual property tends to have multiple owners over time. The average age of the brands in our portfolio is over 50 years. Almost all of our brands have had multiple owners and have moved through multiple lifecycles over their existence. As it relates to prior owners, some trademarks are sold when a brand is at its peak and some are sold when determined to be underperforming.

On an ongoing basis, the Company receives inquiries about selling a brand’s IP for specific categories and/or territories, most of which offer inferior economics to what the Company feels it can achieve via its traditional licensing model. However, since our goal is to maximize the value of the IP in our portfolio, we carefully evaluate each possible sale of IP by comparing whether we believe the current (if any) and potential revenue stream in our traditional licensing model is of higher value than the offer from a prospective buyer.

We have typically sold specific IP rights in instances where we believe the third party offer represents superior value to our expected future revenue streams and where the Company felt that the buyer’s future development of the brand in their specific territories could: (a) help to extend or expand the global recognition and royalty revenue base of the brand in the remaining territories retained by the Company; (b) result in an ongoing contribution from the buyer to the Company’s global marketing efforts in support of the brand; and/or (c) result in the rapid expansion of stand-alone retail stores.

3.	Please separately provide us with the following information with respect to each transaction noted in comment two above, to the extent applicable, so we may better understand the terms of these transactions and your accounting for them:

•	The material terms of any agreements made with the transaction counterparty or owner(s) of the counterparty (e.g., minimum revenue guarantees, put or call options, etc.).

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

•	The form of consideration (e.g. cash, note receivable, etc.) that was given to the Company from the transaction counterparty, including the amount for each type of consideration and the material terms of any notes receivable.

•	Computation of the gain recorded for financial reporting purposes, to the extent that you have not previously provided this information to us.

•	The basis under US GAAP for immediate gain (or revenue) recognition, including your consideration of any long-term note receivable due to the company from the joint venture partner in arriving at your conclusion. In this regard, it is unclear to us how the notes receivable resulting from the June and September 2014 transactions would represent cash.

•	Tell us how you initially accounted for any guarantees included in each transaction and how you considered ASC 460.

•	A detailed ASC 810 analysis to support your conclusion that each joint venture is not a variable interest entity and not subject to consolidation, based on the corporate structure, voting rights and contributions of the Company and the joint venture partner.

Response:

See the Appendix to this response (the “Appendix”) for details. In summary, we were precluded from consolidating the joint ventures under Accounting Standards Codification (“ASC”) Topic 810. Further, gain recognition was “required” based on 845-10-25-9, in which a nonmonetary asset such as intellectual property is exchanged for a non-controlling interest in another entity.1 Lastly, these gains were classified in revenue under FASB Concept Statement No. 6 since the joint venture transactions are a central and ongoing part of our business, as discussed above.

We also wish to draw the SEC Staff’s attention to one key point the Company considered in its accounting for the joint ventures. As explained elsewhere, the Company has employed its joint venture model to monetize half of the value of the intellectual property that was contributed to each of the ventures in different geographic markets. That is, we believe the substance of the joint venture transactions is a partial sale. We concluded ASC Topic 845 best reflects partial sale accounting, despite the fact that transactions of this nature are technically excluded from ASC Topic 845.2 As such, we analogized to this guidance—despite being excluded from its scope—because we believe it provides meaningful information to our shareholders and better reflects the economic substance of the transaction.

Had we not applied ASC Topic 845, we note deconsolidation accounting would have been required under ASC Topic 810, which specifically includes the deconsolidation of a subsidiary that contains only assets (i.e., the subsidiary is not a “business” under Topic ASC 805).3 As the SEC Staff is aware, the Company would have been required to remeasure its retained interest to fair value for each joint venture in that scenario. Consequently, the amount of gains that we

[1]	Where the transaction involved the outright sale of intellectual property as opposed to a joint venture transaction (for example, the South Korea sale), we applied the guidance in ASC 605-10-S99.
[2]	See ASC 845-10-15-4(e) and ASC 845-10-15-20(a).
[3]	See ASC 810-10-40-3A(c)(2).

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

would have recognized in revenue for 2012-2014 would be approximately double from what we have historically reported. While we believe U.S. GAAP provides for this outcome, we continue to believe our historic accounting treatment under ASC Topic 845 more faithfully represents the underlying economics.

In this context, we have continued to evaluate our accounting for the joint ventures in connection with questions received from the SEC Staff. We note “partial sale” accounting under ASC Topic 845 might be construed as a “risks and rewards” model, given the language in paragraph ASC 845-10-25-10 which questions whether the contributing investor has a commitment to support the operations of the joint venture. As explained in detail in the Appendix, we have no such arrangements in place with the joint ventures.4 In fact, all of the joint ventures have been profitable; none have required financial or operating support of any kind. We do have certain put options and minimum revenue guarantees in place with the joint venture Partners, however the Partners are distinct from the joint ventures. Generally, our arrangements with the Partners are designed to facilitate their entry and exit at different points in the life of the ventures; but the operations of the ventures themselves are self-sustaining. As such, we continue to believe gain recognition is appropriate for each of the formation transactions under the “risks and rewards” model in ASC Topic 845.

Additionally, the ASC Topic 810 deconsolidation model that would have resulted in gain recognition at approximately twice the amount of what we have historically reported is more readily characterized as a “control” model, rather than a “risks and rewards” model. In fact, we are aware of at least one situation in which a registrant recorded the contribution of appreciated assets to a noncontrolled investee and recognized a gain based on the difference between the fair value of the asset given as consideration under ASC 805-50-25-1 and 30-1, which results in substantially the same outcome that ASC Topic 810 provides. Based on the comment letter correspondence, it appears the SEC Staff accepted this accounting.5

We highlight the comparison with ASC Topic 810 because it clearly corroborates that U.S. GAAP requires gain recognition each time we have transferred intellectual property to the joint ventures. Further, we observe that diversity exists in the accounting for the formation of joint venture transactions, both for the investor and the venture itself. While focused on the joint venture rather than the investor, the SEC Staff acknowledged that careful evaluation is necessary to provide decision-useful information to investors in formation transactions.6 We believe the judgments we’ve made in accounting for these transactions meet that objective.

[4]	See discussions related to Iconix Canada in this letter and in the Appendix.
[5]	See EDGAR correspondence related to the 2010 Form 20-F of AU Optronics Corp. and Subsidiaries. The associated gain appears to have been recognized ratably over future periods due to the registrant’s provision of services to the investee. In contrast, Iconix does not provide services to the joint ventures, corroborating gain recognition at the formation date.
[6]	See remarks of Joshua S. Forgione at the December 7, 2009 AICPA National Conference on Current SEC and PCAOB Developments.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

4. We note your response to comment two of our letter dated January 14, 2015, and it appears to us that you believe the gains resulting from each transaction noted in comment two above represents revenue under FASB Concept Statement No. 6. We further note that the Company guaranteed minimum distributions relating to royalty revenue on specified brands under the June and September 2014 joint venture transactions, that certain joint ventures agreements include put and call options, and that the consideration for certain transactions was in the form of a note receivable. For each transaction noted in comment two above, please provide us with your detailed revenue recognition analysis to support that (1) persuasive evidence of an arrangement exits, (2) delivery has occurred, including why you believe the risk and rewards of ownership have transferred for each transaction, (3) the seller’s price to the buyer is fixed or determinable, and (4) collectability is reasonably assured. Refer to ASC 605-10-S99.

Response:

With regards to the computation of the gain for each of the transactions noted in comment 2 of the Comment Letter, please refer to our responses to comment 3 and the Appendix. As noted above, we have historically applied the measurement and recognition guidance for in ASC Topic 845 to our joint venture transactions.

At the request of the SEC Staff, we have provided the following analysis for each of the transactions noted in comment 2 of the Comment Letter, consistent with ASC 605-10-S99 (i.e., “ASC 605”) and other relevant guidance as applicable and noted below. In this context, we note the SEC Staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price is fixed or determinable and collectability is reasonably assured.7

A-	Iconix India

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix India transaction was considered earned at the time of closing as all of the following criteria had been met:

(1)	persuasive evidence of an arrangement exists – a fully executed purchase agreement between Reliance and Iconix.

(2)	delivery has occurred or services have been rendered – the contribution of trademarks and related intangible assets by Iconix to Iconix India.

(3)	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $6.0 million.

(4)	collectability is reasonably assured – 33% of the purchase price ($2.0 million) was paid at closing; the remaining amount ($4.0 million) is due from Reliance, an affiliate of Reliance Industries Limited. Reliance Industries Limited is one of the largest publicly traded companies in India.

[7]	See SAB Topic 13: Revenue Recognition, part A.1, Revenue recognition – general.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated in the Appendix in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

B-	Iconix Canada

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gains realized on the Ico Brands and Ico Canada transactions were considered earned at the time of closing as all of the following criteria had been met:

(1)	persuasive evidence of an arrangement exists – fully executed contribution agreements between BIU and Iconix and BIU Sub and Iconix.

(2)	delivery has occurred or services have been rendered – the contribution of trademarks and an option to purchase trademarks, among other things, and related intangible assets by Iconix to Ico Brands, and the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Ico Canada.

(3)	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the Ico Brands contribution agreement at $4.8 million, and in the Ico Canada contribution agreement at $13 million.

(4)	collectability is reasonably assured – 50% of each of the Ico Brands purchase price ($2.4 million) and the Ico Canada purchase price ($6.5 million) was paid at closing; the remaining amount of the Ico Brands purchase price ($2.4 million) and the Ico Canada purchase price ($6.5 million) is due from BIU Sub and BIU, respectively. BIU is based in Montreal, Canada and has more than 30 years of experience working in the apparel industry. Since founding the Buffalo brand in 1985, the management team has established over 3,000 points of distribution for the brand including 20 branded, standalone stores.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated in the Appendix in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

Guarantees

The Company guaranteed minimum royalties in the aggregate of $2.7 million for the four-year period following June 2013 relating to royalty revenue on the Umbro brand in Canada contributed to Ico Canada as part of this transaction (“Umbro Canada”). The Company considered ASC 460-10-25-4, and noted that the guarantor (i.e. Iconix) shall

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

recognize in its statement of financial position a liability for that guarantee. The Company further considered ASC 460-10-55-23(b). Specifically, as the guarantee was issued in conjunction with the sale of assets, the overall proceeds (i.e. total consideration of $13 million in respect of Ico Canada) would be allocated between the consideration being remitted to the guarantor for issuing the guarantee and the proceeds from the sale. Pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Ico Canada, which requires very minimal capital to support itself.8 The guarantee is to our joint venture partner (not Ico Canada) to provide assurances that certain revenue levels would be met for a limited period of time. Further, the license for Umbro in Canada has aggregate minimum guaranteed royalties of $3.0 million from 2013 through 2017, and actual royalties from 2009 through 2012 were $4.9 million. As a result, the Company determined at inception that this guarantee had a de minimis value and as such had no impact on the computation of the gain.

Iconix has an obligation to pay liquidated damages to Ico Brands in an amount of $4,857,509 if Iconix is unable to release a pre-existing pledge of trademarks used by Ico Brands due to an existing securitization by Iconix on the trademarks. Iconix views this release to be perfunctory and the chances of having to pay this obligation in 2020 to be clearly remote.

The Company does not believe there is any quantifiable exposure or guarantee liability that would have to be recorded as a result of this obligation. Furthermore, because (i) Ico Brands has full use of those trademarks (within the specified markets) which is unaffected by the existing securitization of the Company; (ii) the operations of Ico Brands do not require capital (as discussed throughout this letter related to this and other joint ventures) and (iii) this obligation is seven years from the closing date of the Ico Brands transaction, we do not consider this liquidated damages provision to be “supporting the joint venture’s operations” from an operational standpoint.

The Company considered the guidance in ASC 845-10-25-10 which states that, “If Entity A has no actual or implied commitment, financial or otherwise, to support the operations of the new Entity B in any manner, the amount of gain recognized, if applicable, may exceed the amount that would be computed pursuant to the guidance for the preceding paragraph.” The Company carefully considered the likelihood of the occurrence of a default that would result in triggering the liquidated damages provision.9 The Company determined that triggering the liquidated damages provision is not at all reasonably likely to occur. For the reasons stated above, the Company does not consider the liquidated damages provision to represent a commitment of the type contemplated by ASC 845-10-25-10.

[8]	For additional information regarding the entity’s ability to finance its own operations, see the variable interest entity analysis in the Appendix.
[9]	See Comment Letter response from Haynes International, Inc. (“Haynes”) to the SEC dated October 18, 2013 regarding the Form 10-K for the fiscal year ended September 30, 2012, and other comments and responses following such date. These letters include a discussion of Haynes’ management’s consideration of the likelihood of an event of default occurring when analyzing a liquidated damages provision from a revenue recognition perspective.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

SAB 104 clarifies and provides further guidance on SAB 13 “Revenue Recognition” and sets forth factors that “should be considered in the evaluation of whether a remaining obligation related to a unit of accounting is inconsequential or perfunctory.” The Staff “considers the following factors, which are not all-inclusive, to be indicators that a remaining performance obligation is substantive rather than inconsequential or perfunctory”, with Iconix’ responses underlined:

•	The seller does not have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs. – The remaining task, that being the delivery of trademarks and related assets to Ico Brands once such marks have been released as collateral from Iconix’ securitization facility, has a precedent in the Company’s history.[10] There is not expected to be any material incremental costs associated with obtaining the release of the marks from the collateral. In its history under its current brand management model, the Company has never defaulted under any financings, including asset-backed securities, convertible notes, term loans and revolving credit facilities.

•	The cost or time to perform the remaining obligations for similar contracts historically has varied significantly from one instance to another –Not applicable. The timing of the required release from the collateral pool is consistent with the Company’s planned restructuring of the securitization.

•	The skills or equipment required to complete the remaining activity are specialized or are not readily available in the marketplace. – Not applicable. There are no skills or equipment required to complete the remaining activity.

•	The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting. – As noted above, there is not expected to be any material incremental costs associated with obtaining the release of the marks from the collateral once the senior secured notes have been repaid as scheduled.

•	The period before the remaining obligation will be extinguished is lengthy. Registrants should consider whether reasonably possible variations in the period to complete performance affect the certainty that the remaining obligations will be completed successfully and on budget. –With the Company’s established history on similar financings, as well as the Company’s historical and projected cash flow and high margins, the Company believes with a high degree of certainty that the senior secured notes will be repaid on or before the Company’s expected repayment date (i.e. January 2020), in turn releasing the collateralized assets and performing its obligation to Ico Brands.

[10]	The Company previously issued asset-backed notes in 2005 and 2006, which were paid off and fully extinguished prior to such notes’ maturity date.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

•	The timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity. – Not applicable. The last payment due from our joint venture partner related to our contribution of assets is due in June 2018. This release of assets from our securitization will happen on or before January 15, 2020.

Despite the above analysis describing why the Company believes that the liquidated damages provision/obligation does not represent a commitment of the type contemplated by ASC 845-10-25-10, the Company has been advised by its auditors, BDO USA, LLP (“BDO”), that they do not concur with the Company on this interpretation. Thus, BDO believes that the gain recorded from this transaction resulting from this commitment to the Ico Brands joint venture should have been deferred until such time in the future when such obligation is no longer applicable. Both the Company and BDO believe the adjustment required to reclassify this gain to deferred income is immaterial to the Company’s annual 2013 financial statements.

C-	Iconix Australia

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix Australia transaction was considered earned at the time of closing as all of the following criteria had been met:

(1)	persuasive evidence of an arrangement exists – a fully executed purchase agreement between Pac Brands USA, Inc. and Iconix.

(2)	delivery has occurred or services have been rendered – the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Iconix Australia.

(3)	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $7.2 million.

(4)	collectability is reasonably assured – 100% of the purchase price ($7.2 million) was paid at closing.

Put Option

Pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix Australia, which requires very minimal capital to support itself.11 The put option owned by our joint venture partner, which can be exercised after four years (after the expiration of a Company call option), provides potential monetary value to our joint venture partner, but is not an actual implied or financial commitment to Iconix Australia. As such, the Company concluded that a gain should be recognized.

[11]	For additional information regarding the entity’s ability to finance its own operations, see the variable interest entity analysis in the Appendix.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

D-	Iconix SE Asia

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix SE Asia transaction was considered earned at the time of closing as all of the following criteria had been met:

(1)	persuasive evidence of an arrangement exists – a fully executed purchase agreement between LF Asia and Iconix.

(2)	delivery has occurred or services have been rendered – the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Iconix SE Asia.

(3)	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $12.0 million.

(4)	collectability is reasonably assured – 62.5% of the purchase price ($7.5 million) was paid at closing; the remaining amount ($4.5 million) is due from LF Asia, a subsidiary of Li & Fung. Li & Fung is an investment holding company principally engaged in managing the supply chain for retailers and brands worldwide. Its subsidiary, LF Asia, was principally engaged in the licensing and wholesale business of global brands.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated in the Appendix in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

Put Option

Pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix SE Asia, which requires very minimal capital to support itself. The put option owned by our joint venture partner, which can be exercised after five years (after the expiration of a Company call option), provides potential monetary value to our joint venture partner, but is not an actual implied or financial commitment to Iconix SE Asia.12 As such, the Company concluded that a gain should be recognized.

[12]	For additional information regarding the entity’s ability to finance its own operations, see the variable interest entity analysis in the Appendix.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

E-	Iconix Israel

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix Israel transaction was considered earned at the time of closing as all of the following criteria had been met:

(1)	persuasive evidence of an arrangement exists – a fully executed purchase agreement between MGS and Iconix.

(2)	delivery has occurred or services have been rendered – the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Iconix Israel.

(3)	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $3.3 million.

(4)	collectability is reasonably assured – 30% of the purchase price ($1.0 million) was paid at closing; the remaining amount ($2.3 million) is due from MGS. Founded in 1986, MGS is the largest wholesale apparel company in Israel and operate the largest sporting goods chain in Israel.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated in the Appendix in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

F-	Iconix Middle East and North Africa (MENA)

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix MENA transaction was considered earned at the time of closing as all of the following criteria had been met:

(1)	persuasive evidence of an arrangement exists – a fully executed purchase agreement between GBG and Iconix.

(2)	delivery has occurred or services have been rendered – the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Iconix MENA.

(3)	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $18.8 million.

(4)	collectability is reasonably assured – 33.5% of the purchase price ($6.3 million) was paid at closing; the remaining amount ($12.5 million) is due from GBG. A spinoff from Li & Fung, GBG is one of the largest global players in supply and distribution for branded apparel, footwear and accessories and is a public company in Hong Kong.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated in the Appendix in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

Put Option

Pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix MENA, which requires very minimal capital to support itself. The put option owned by our joint venture partner, which can be exercised after five years (after the expiration of a Company call option), provides potential monetary value to our joint venture partner, but is not an actual implied or financial commitment to Iconix MENA.13 As such, the Company concluded that a gain should be recognized.

G-	Umbro Korea

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Umbro Korea transaction was considered earned at the time of closing as all of the following criteria had been met:

(1)	persuasive evidence of an arrangement exists – a fully executed purchase agreement between Descente and Iconix.

(2)	delivery has occurred or services have been rendered – the transfer of ownership of trademarks by Iconix to Descente.

(3)	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $10.0 million.

(4)	collectability is reasonably assured – 100% of the purchase price ($10.0 million) was paid at closing.

H-	Iconix SE Asia – June 2014

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix SE Asia – June 2014 transaction was considered earned at the time of closing as all of the following criteria had been met:

(1)	persuasive evidence of an arrangement exists – a fully executed purchase agreement between LF Asia and Iconix.

[13]	For additional information regarding the entity’s ability to finance its own operations, see the variable interest entity analysis in the Appendix.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

(2)	delivery has occurred or services have been rendered – the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Iconix SE Asia.

(3)	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $15.9 million.

(4)	collectability is reasonably assured – 25% of the purchase price (approximately $4.0 million) was paid at closing; the remaining amount (approximately $11.9 million) is due from LF Asia, a subsidiary of Li & Fung. Li & Fung is an investment holding company principally engaged in managing the supply chain for retailers and brands worldwide. Its subsidiary, LF Asia, was principally engaged in the licensing and wholesale business of global brands.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated in the Appendix in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

Guarantees

The Company guaranteed minimum distributions in the aggregate of $2.5 million through FY 2015, relating to royalty revenue on specified brands contributed to Iconix SE Asia as part of this transaction (“June 2014 Specified Brands”). The Company considered ASC 460-10-25-4, and noted that the guarantor (i.e. Iconix) shall recognize in its statement of financial position a liability for that guarantee. The Company further considered ASC 460-10-55-23(b). Specifically, as the guarantee was issued in conjunction with the sale of assets, the overall proceeds (i.e. total consideration of $15.9 million) would be allocated between the consideration being remitted to the guarantor for issuing the guarantee and the proceeds from the sale. Pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix SE Asia, which requires very minimal capital to support itself.14 The guarantee is to our joint venture partner (not Iconix SE Asia) and was given in order to provide assurances that certain revenue levels would be met for a limited period of time. Further, at the time of this transaction the Company evaluated the business of the June 2014 Specified Brands and projected that the business underlying this guarantee would result in distributions to LF Asia exceeding the guaranteed minimum distributions. As a result, the Company determined at inception that this guarantee had a de minimis value and as such had no impact on the computation of the gain.

[14]	For additional information regarding the entity’s ability to finance its own operations, see the variable interest entity analysis in the Appendix.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

Put Option

Pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix SE Asia, which requires very minimal capital to support itself. The put option owned by our joint venture partner, which can be exercised after five years (after the expiration of a Company call option), provides potential monetary value to our joint venture partner, but is not an actual implied or financial commitment to Iconix SE Asia.15 As such, the Company concluded that a gain should be recognized.

I-	Iconix SE Asia – September 2014

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix SE Asia – September 2014 transaction was considered earned at the time of closing as all of the following criteria had been met:

(1)	persuasive evidence of an arrangement exists – a fully executed purchase agreement between GBG and Iconix.

(2)	delivery has occurred or services have been rendered – the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Iconix SE Asia.

(3)	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $21.5 million.

(4)	collectability is reasonably assured – 20% of the purchase price ($4.3 million) was paid at closing; the remaining amount ($17.2 million) is due from GBG. A spinoff from Li & Fung, GBG is one of the largest global players in providing design, licensing and brand management services and is a public company in Hong Kong.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated in the Appendix in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

Guarantees

The Company guaranteed minimum distributions in the aggregate of $5.1 million through FY 2017, relating to royalty revenue on specified brands contributed to Iconix SE Asia as part of this transaction (“September 2014 Specified Brands”). The Company considered ASC 460-10-25-4, and noted that the guarantor (i.e. Iconix) shall recognize in its statement of financial position a liability for that guarantee. The Company further considered ASC 460-10-55-23(b). Specifically, as the guarantee was issued in

[15]	For additional information regarding the entity’s ability to finance its own operations, see the variable interest entity analysis in the Appendix.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

conjunction with the sale of assets, the overall proceeds (i.e. total consideration of $21.5 million) would be allocated between the consideration being remitted to the guarantor for issuing the guarantee and the proceeds from the sale. Pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix SE Asia, which requires very minimal capital to support itself.16 The guarantee is to our joint venture partner (not Iconix SE Asia) and was given to provide assurances that certain revenue levels would be met for a limited period of time. Further, at the time of this transaction the Company evaluated the business of the September 2014 Specified Brands and projected that the business underlying this guarantee would result in distributions to GBG exceeding the guaranteed minimum distributions. As a result, the Company determined at inception that this guarantee had a de minimis value and as such had no impact on the computation of the gain.

Put Option

Pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix SE Asia, which requires very minimal capital to support itself. The put option owned by our joint venture partner, which can be exercised after five years (after the expiration of a Company call option), provides potential monetary value to our joint venture partner, but is not an actual implied or financial commitment to Iconix SE Asia. As such, the Company concluded that a gain should be recognized.

J-	OP Japan

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the OP Japan transaction was considered earned at the time of closing as all of the following criteria had been met:

(1)	persuasive evidence of an arrangement exists – a fully executed put option, pursuant to the purchase agreement between Iconix and Itochu.

(2)	delivery has occurred or services have been rendered – the assignment of Iconix’s 55% interest in OP Japan from Iconix to Itochu and design services fully rendered in accordance with the design and service agreement between the Company and Itochu.

(3)	the seller’s price to the buyer is fixed or determinable – the net proceeds of $8.7 million ($9.0 purchase price, less $0.8 million for guarantee, plus $0.5 million design fee) was fixed at the time the put option was exercised.

(4)	collectability is reasonably assured – 100% of the net purchase price was paid shortly after closing.

[16]	For additional information regarding the entity’s ability to finance its own operations, see the variable interest entity analysis in the Appendix.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

The Company guaranteed future minimum royalties from a defaulted license owned by OP Japan in the aggregate of $0.8 million through the term of the license. The Company considered ASC 460-10-25-4, and noted that the guarantor (i.e. Iconix) shall recognize in its statement of financial position a liability for that guarantee. The Company further considered ASC 460-10-55-23(b). Specifically, as the guarantee was issued in conjunction with the sale of assets (i.e. its investment in OP Japan), the overall proceeds (i.e. total consideration of $9.0 million) would be allocated between the consideration being remitted to the guarantor for issuing the guarantee and the proceeds from the sale. At the time of this transaction, the Company determined that since the aforementioned license had defaulted, the probability that OP Japan would receive the minimum payments under the license was unlikely. As such, the Company allocated $0.8 million of those future minimum payments under the license as a reduction to the proceeds from sale. See the Appendix for computation of the gain.

5.	We note in your response to comment five of our comment letter dated December 15, 2014 that you included the note receivable in your calculation of the recorded gain on the June and September 2014 transactions. Please further explain why you believe the long- term note receivable due to your from the counterparty represents cash.

Response:

As noted in our response to comment 3 from the Comment Letter, each of the June 2014 and September 2014 transactions consisted of a sum of money paid at closing, and a series of payments over a period of 3-4 years. While the sums due post-closing are not cash in hand, they do represent value, discounted to their present value based on future cash flows. Further, the receivables underlying the future amounts due to the Company under these transactions could readily be converted to cash through factor financing or other financing arrangements with third parties. Under the guidance stated in ASC 845-10-25-9 and ASC 845-10-30-26, and as referred to in our response to comment 3 of the Comment Letter, cash consideration is not required for revenue recognition. In addition to cash consideration, revenue recognition would also be triggered by a “monetary exchange”. ASC 845 defines monetary asset as assets “whose amounts are fixed in terms of units of currency by contract or otherwise. Examples are cash, short- or long-term accounts and notes receivable in cash”. This position is further supported by the SEC Staff views expressed in a 1993 speech by Jan R. Book at the AICPA Twentieth National Conference, which we referenced in our December 26, 2014 response to comment 5 of the Staff’s comment letter dated December 15, 2014.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

Form 8-K filed October 29, 2014

  Exhibit 99.1

6.	We note your response to comment three of our letter dated January 14, 2015. We are unable to reconcile the amounts included in your reconciliation for each change in the balance sheet account for the nine months ended September 30, 2014 to the changes in your balance sheet. Please clearly explain to us what the amounts in your reconciliation represent, and how they were determined.

Response:

In our response to comment three of the Staff’s letter dated January 14, 2015, the Company detailed the changes in balance sheet items inclusive of the gain on sale of trademarks, which was enumerated separately on the statement of cash flows for the nine months ended September 30, 2014. The Company should have noted that the “Net change in balance sheet items” included the gains associated with the transactions described in our response to the Comment Letter. The details of “net changes in balance sheet items” are consistent with amounts enumerated in the cash flows from operations in our statement of cash flows in our Form 10-Q for the nine months ended September 30, 2014, detailed as follows:

	Nine months ended
	September 30,
	2014	2013

Gain on sale of trademarks	$44,895	$17,809

Accounts receivable	35,530	8,186

Other assets - current	(31,325)	639

Other assets	30,034	(942)

Deferred revenue	(216)	(13,722)

Accounts payable and accrued expenses	(25,072)	(8,154)

Net change in balance sheet items	$53,846	$3,816

7.	You have proposed to clarify in your definition of free cash flow that it excludes certain changes in balance sheet items, including the timing of payments to be received on long- term receivables. We believe that items which are not settleable into cash in the short- term should be excluded from measures identified as free cash flow. Please revise.

Response:

We will revise accordingly for Q4 2014 reporting and in future filings.

Ms. Tia L. Jenkins

Securities and Exchange Commission

February 24, 2015

8.	You state in footnote (5) you believe the measure is useful because it provides supplemental information to assist investors in evaluating the Company’s financial condition. Please revise this disclosure to further explain and clarify how this measure is meaningful and useful to investors.

Response:

As stated in our response to comment seven above, we will revise our free cash flow calculation. As it relates to our revised calculation, we will provide incremental detail in our disclosure to further explain and clarify how this measure is meaningful and useful to investors.

*****

Please be advised that this letter has been reviewed by BDO USA, LLP, the Company’s independent audit firm, including its National Office, and they agree with the accounting considerations and conclusions expressed herein.

Should you have any questions or comments concerning this response to your comment letter, please contact either Jeff Lupinacci (telephone 212.819.2069 or email jlupinacci@iconixbrand.com), or Brian Snyderman (telephone 212.819.2114 or email bsnyderman@iconixbrand.com).

Sincerely,

/s/ Jeff Lupinacci
Jeff Lupinacci
Chief Financial Officer

cc:	Myra Moosariparambil
John Archfield
Brian Snyderman
BDO USA, LLP; attn: Lawrence Shapiro
BDO USA, LLP National Office

APPENDIX

TABLE OF CONTENTS

Variable Interest Entity Analysis	A-2

Iconix India – Material Terms of Agreements	A-8

Iconix India – Discussion of Accounting	A-9

Iconix Canada – Material Terms of Agreements	A-13

Iconix Canada – Discussion of Accounting	A-15

Iconix Australia – Material Terms of Agreements	A-22

Iconix Australia – Discussion of Accounting	A-23

Iconix Southeast Asia – Material Terms of Agreements	A-26

Iconix Southeast Asia – Discussion of Accounting	A-27

Iconix Israel – Material Terms of Agreements	A-32

Iconix Israel – Discussion of Accounting	A-33

Iconix MENA – Material Terms of Agreements	A-36

Iconix MENA – Accounting Discussion	A-37

Umbro Korea – Material Terms of Agreements	A-41

Umbro Korea – Discussion of Accounting	A-42

Iconix Southeast Asia – June 2014 – Material Terms of Agreements	A-44

Iconix Southeast Asia – June 2014 – Discussion of Accounting	A-45

Iconix Southeast Asia – September 2014 – Material Terms of Agreements	A-48

Iconix Southeast Asia – June 2014 – Discussion of Accounting	A-50

OP Japan – Material Terms of Agreements	A-52

OP Japan – Discussion of Accounting	A-53

The following Variable Interest Entity Analysis represents a generic analysis the Company performs with each contemplated joint venture. In the context of this analysis, much of the material terms and structure of each joint venture are consistent from joint venture to joint venture, and stated positions reflect an aggregation of material terms of all joint ventures referenced in comment 2 of the Comment Letter. For further detail on the material terms of each joint venture, see later sections of this Appendix.

Variable Interest Entity Analysis

When the Company forms a joint venture, in each instance the Company undergoes the following evaluation of the new joint venture (“Newco”) to determine whether or not Newco qualifies to be accounted for as a Variable Interest Entity, as defined in ASC 810. Specifically, ASC 810-10-15-14 notes that an entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. The ASC reads as follows, with stated positions from the Company underlined:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all the following characteristics:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

With respect to Newco arrangements in which call options are present, the equity instruments subject to the call will remain outstanding after the call is exercised, if ever. Therefore, the equity instruments themselves will continue to participate significantly in profits and losses, whether or not such call option is exercised. Equity instruments that are not subject to call options also clearly participate in profits and losses.

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

Not applicable.

(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

Not applicable.

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

With respect to Newco arrangements in which the Company accepted a note receivable from the other Partner as a portion of the initial consideration, that amount would not be considered “at risk” initially. However, the approximate 50% portion of equity representing the Company’s ownership interest, as well as the portion for which cash was received from the other Partner, are considered at risk.

ASC 810-10-25-45 establishes the following rebuttable presumption: “An equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.”

We concluded this criterion does not exist as the equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support. We note the equity at risk exceeds 50% for each entity even when considering the portion of equity that was financed for the other Partner. This amount of equity at risk is sufficient because the trademarks, licenses and related assets contributed to Newco are expected to generate royalties with existing licenses and upon the consummation of new licenses. With relatively minimal start-up costs, Newco can immediately begin operations and begin exploiting the brands through the execution of the aforementioned licenses. The entity already owns the necessary assets (i.e. trademarks or the economic rights to trademarks through an exclusive, royalty-free perpetual master license agreement between Iconix and Newco) to conduct the business. That is, there was no anticipated need to obtain additional financial support at inception, nor has such a need arisen subsequent to the Newcos’ formation. Based on management’s experience with licensing and brand management, the initial equity contributed by Iconix and its partner in Partner has been deemed to be sufficient, due to the minimal costs required to generate income.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The power through voting rights or similar rights to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common stockholder in a corporation or a general partner in a partnership).

This characteristic does not apply because as a group the holders of the equity investment at risk (Iconix and Partner together) have the ability through voting rights to make significant decisions about Newco. All decisions affecting Newco will be made by the managers who are appointed by Iconix and Partner. No other outside entity will have any influence over Newco’s business.

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity. This characteristic does not apply as expected losses are to be split 50/50 between Iconix and Partner. No holder of equity at risk is directly or indirectly protected from the expected losses. No other party is entitled to income or responsible to absorb losses of Newco. In this context, we note the put options simply reallocate expected losses between the equity at risk instruments, and are embedded in those instruments (i.e., the puts are not freestanding).

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity. This characteristic does not apply as both Iconix and Partner have a right to receive the expected residual returns of Newco. The returns are not capped. With respect to the call option held by Iconix, Iconix will continue to absorb the entity’s residual returns and continue as a holder of equity at risk for the shares it acquires through the call option, if any. We note 810-10-15-14(b)(3) states “the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become equity investors.”

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

To be a VIE, both characteristics described in the above paragraph must exist. The Company passed on performing an analysis on the first characteristic as the second characteristic is not deemed to have been met as substantially all of the entities activities are conducted by or on behalf of both Iconix and Partner. In coming to this conclusion, the Company considered the below factors which would be indicators that substantially all of Newco’s activities are conducted on behalf of an investor that has disproportionately few voting rights:

•	The reporting enterprise sold assets to the entity in an effort to remove underperforming assets from the reporting enterprise’s balance sheet. - This factor has not been met. The trademarks and rights that were contributed were not underperforming – either their fair value of the trademarks (based on cash flow projections) exceeded the carrying value or the carrying value was zero and therefore had no impact on the Company’s balance sheet.

•	The entity’s major activities include selling substantially all of its products to the reporting enterprise under long-term contracts. - This factor has not been met. The entity’s only activities are licensing the trademarks in a specific territory (“Newco Territory”) to 3rd parties – unrelated to Iconix or Partner, and purchasing or licensing 3rd party brands. The entity has no intention to sell the brands.

•	The entity’s major activities include purchasing substantially all of its purchased products from the reporting enterprise.- This factor has not been met. The entity’s only activities are licensing the trademarks and rights in Newco Territory to 3rd parties – unrelated to either Iconix or Partner- and purchasing or licensing 3rd party brands. There are no products being purchased from Iconix.

•	The reporting enterprise holds a nonreciprocal, fixed-price or “in the money” call option on the other investors’ equity investments, and/or the other investors have a fixed-price or “in the money” put option whereby they can put their investments to the reporting enterprise.- This factor has not been met, as the option included in the agreement is for Iconix to call a 5% interest from Partner, or for the Partner to put a 5% interest to Iconix, as determined by a formula as set forth in the operating agreement. It is based on a projected future royalty amount which must be agreed upon by both Iconix and Partner. The call options are not exercisable until at least two years after the formation of the joint ventures and the put options are not exercisable for years after that. (Note: for Iconix India, this factor has not been met as there are no put or call options for Iconix or Reliance. See details of the material terms of each joint venture below.)

•	The reporting enterprise is obligated to provide substantially all of any additional capital contributions that may be necessary to cover operating shortfalls- This factor has not been met. There are no forced capital calls after Iconix and Partner contribute their initial contribution (both have same obligation), and if additional capital is needed it would be agreed upon by both parties and contributed 50/50.

•	The entity performs research and development activities, and the reporting enterprise has an economic interest (e.g., through a purchase option) in the results of the research that constitutes substantially all of the entity’s activities. – Not applicable- this entity will not be performing any R&D.

•	The reporting enterprise has outsourced operations to the entity, constituting substantially all of the entity’s activities. This factor has not been met. Although Iconix contributed the trademarks, related intellectual property and license agreements in the Newco Territory to the entity, it had minimal business activity and no operations in or devoted to the Newco Territory. Newco is responsible to sign new license agreements and to keep the brands relevant in Newco Territory, which is the core business of Newco.

•	Substantially all of the entity’s assets are leased to the reporting enterprise. – This factor has not been met. The only assets contributed to the entity were the trademarks in Newco Territory. It was contributed to the entity and not leased. The reporting entity still owns all other rights worldwide that have not been previously sold or contributed to joint ventures; the trademarks in Newco Territory are of relatively minor value compared to the reporting entity’s wholly-owned and consolidated trademarks.

•	The principal activity of the entity is to provide financing (e.g., loans or leases) to the reporting enterprise’s customers. – This factor has not been met. The entity’s only activities are licensing the trademarks in Newco Territory to 3rd parties – unrelated to either partner, and purchasing or licensing 3rd party brands. No financing activities are expected to be done by Newco.

•	The principal purpose of the entity is to conduct a business that is uniquely complementary to a significant business operation of the reporting enterprise and is not similar to activities of other participants in the entity. – Neither Iconix nor the Partner has any rights to license any of these trademarks on its own in the Newco Territory as a result of this transaction and as such the principal purpose of the entity is not complementary to Iconix nor is it similar to the activities of the Partner.

Based on the above factors we believe that substantially all of Newco’s activities do not either involve or are conducted on behalf of an investor that has disproportionately few voting rights. As such, Newco is not deemed to be a VIE and therefore would not be consolidated by Iconix.

The Company further analyzed the provisions of the Newco operating agreement in order to identify potential substantive participating rights that would indicate control by Iconix and require consolidation under the provisions set forth in ASC 810-20 “Control of Partnerships and Similar Entities.”

Iconix and Partner each own a 50% interest in Newco:

•	Iconix and Partner will each appoint 2 Managers/Directors (total of 4) to run Newco and all decisions require a majority vote.

•	Neither investor has a “kick-out” right, whereby they can remove the other investor. Iconix does have a right to purchase up to an additional 5% of Newco (exception: Iconix India) at a future date (typically two years from the closing date) and for a term of six months, at a purchase price that will be determined by a formula as set forth in the operating agreement. Upon exercise, this would effectively provide control to Iconix in conjunction with the amendments to the governing documents that would be negotiated simultaneously. However, as the option has both a time trigger and the price is at a formula determined by the respective partners at the time of the transaction, the Company believes that it has substance and would not be considered to indicate control prior to it being exercised.

•	The Managers/Directors are responsible for, among other things, approving the following:

•	selecting, terminating, and setting the compensation of management responsible for implementing Newco’s policies and procedures;

•	establishing operating and capital decisions of Newco, including annual business plans (i.e. budgets), in the ordinary course of business;

•	approval of acquisitions and dispositions of any asset of Newco;

•	approval for incurring additional indebtedness or lending of any money;

•	entry into any contractual obligation outside the ordinary course of business;

•	transfer, disposal or creation of any security interest in property of Newco; and,

•	authorizing an officer, an employee or any other individual to approve disbursements on behalf of the Company.

Based on the rights noted in the Newco operating/stockholders’ agreement, one stockholder would not have any rights greater than the other. The stockholders, Iconix and Partner, have joint control over all significant decisions. As such, neither investor would consolidate Newco upon formation. This is true even if an alternative conclusion was reached that Newco is a VIE.

We further note that Iconix does not own a majority of Newco upon formation and does not possess voting control. Similarly, Iconix is not the functional equivalent of a general partner in Newco. These facts confirm that Iconix is precluded from consolidating Newco.

A-	Iconix India

Material Terms of Agreements Entered into in Connection with Transaction

•	Formation of JV: Pursuant to a Master Trademark Assignment & License Agreement, the Company caused to be contributed and licensed to Imaginative Brand Developers Private Limited (“Iconix India”), a then newly formed wholly-owned subsidiary of the Company, trademarks, other intellectual property and license agreements related to certain of its brands (as identified below) in respect of the Republic of India (the “India Territory”).

•	Brands: Candie’s, Bongo, Joe Boxer, Mudd, London Fog, Rampage, Artful Dodger, Badgley Mischka, Cannon, Charisma, Danskin, Ed Hardy, Fieldcrest, Mossimo, OP, Rocawear, Royal Velvet, Starter, Waverly, Zoo York and, subject to no existing encumbrances preventing assignment, Ecko, Material Girl and Peanuts. Pursuant to the Master Trademark Assignment & License Agreement, in the event Iconix or any of its subsidiaries acquires a new brand following the formation of Iconix India, subject to any encumbrances, Iconix India generally has a right to purchase the trademarks relating to such new brands in respect of Iconix India Territory (“New Marks”) based on the amount paid by the Company or such subsidiary for such New Marks. The Umbro brand in respect of the India Territory was added to Iconix India in May 2013.

•	Reliance’s Purchase of an Interest in Iconix India: On May 7, 2012, Reliance Brands Limited (“Reliance”) purchased a 50% interest in Iconix India for $6 million, payable as follows:

•	$2,000,000 payable on May 7, 2012;

•	$1,000,000 payable on or before May 7, 2014;

•	$1,000,000 payable on or before May 7, 2015;

•	$1,000,000 payable on or before May 7, 2016; and

•	$1,000,000 payable on or before May 7, 2017.

•	Iconix India Working Capital: Each of the Company and Reliance agreed to contribute 100 million Indian rupees to Iconix India only upon the future mutual agreement of the parties, and funded 25 million Indian rupees (each approximately US$0.5 million) to Iconix India in connection with the closing of Reliance’s purchase of a 50% interest in the joint venture.

•	Transfers of Equity to a Third Party: Each of the Company and Reliance was prohibited from transferring its equity in the joint venture prior to May 7, 2014. In the event the Company or Reliance seeks to transfer its equity in Iconix India to a third party after such date, the other has a right of first refusal to match the terms and conditions of such proposed sale or to tag-along in such sale on the same terms and conditions.

•	Sales of Iconix India In Event of a Deadlock: In the event of a deadlock on specified matters after May 7, 2017, each of the Company and Reliance may offer to the other its equity in Iconix India for the fair market value thereof, as determined in accordance with Iconix India Shareholders Agreement. If a transaction does not occur following acceptance of such offer or such offer is rejected, party that accepted or rejected such offer may be dragged by the other into a sale of Iconix India at a price higher than the price offered to such party that accepted or rejected such offer.

Discussion of Accounting

In May 2012, the Company contributed substantially all rights to its wholly-owned and controlled brands in India to Iconix India, a then newly formed subsidiary of the Company. Shortly thereafter, Reliance, an affiliate of Reliance Industries Limited, purchased a 50% interest in Iconix India for $6.0 million. Reliance paid $2.0 million upon the closing of the transaction and committed to pay an additional $4.0 million over the 48-month period following closing, $1.0 million of which was received in May 2014, as per the terms of the purchase agreement. As a result of this transaction, the Company recorded a gain of $5.6 million, which is included in licensing and other revenue in FY 2012. As of the date of this response to the Comment Letter, Reliance is current with its payments to the Company on this transaction. Additionally, pursuant to the terms of the transaction, the Company and Reliance each agreed to contribute 100 million Indian rupees (approximately $2.0 million) to Iconix India only upon the future mutual agreement of the parties, of which 25 million Indian rupees (approximately $0.5 million) was contributed at closing.

Form of consideration

$6.0 million of total consideration, including $2.0 million paid at closing and $4.0 million payable as follows:

$1.0 million – May 2014 (paid)

$1.0 million – May 2015

$1.0 million – May 2016

$1.0 million – May 2017

Computation of the gain

At the time of acquisition of all brands acquired in 2011 and prior years, the existing revenue stream for India was minimal. Further, based on historical information provided to us by the sellers of those brands, there was no business in India for several years prior to our acquisition of those brands, nor was there any revenue expected from India in our projections, which we believe is consistent with how a “market participant” would view this transaction. The purchase price of our brands was based on these projections, which were based primarily on existing license agreements in place or anticipated licenses in territories where the former owner generated wholesale revenue at the time of such acquisition. As there was no minimal historical presence and projected business for our brands at the time of each acquisition, we determined that the fair value of our brands in India at the time of each acquisition was zero.

The Company considered the interpretative guidance in Accounting Research Manager on ASC 323-10 “Investments Equity Method – Transactions Between Investee and Investor” in computing the gain on the formation of Iconix India:

“Formation of a Joint Venture

Contributions of assets to a joint venture at formation should be recorded by the investor at the lesser of the fair value or the carrying amount of the assets contributed. Profit recognition by the investor in such situations is not appropriate, even if the other investors contribute cash. However, occasionally, an investor who has contributed property may withdraw cash at the formation of the venture with no obligation or expectation of reinvesting it in the venture. Under these circumstances, the transaction may be, in substance, a partial sale of the property for which profit recognition is appropriate.”

Iconix contributed assets with a fair value of approximately $12.0 million and a cost basis of zero into Iconix India in exchange for $6.0 million from Reliance to be paid directly to Iconix, with no commitment to reinvest in or support Iconix India. As such, Iconix recorded a partial gain, calculated as follows:

Fair Value ($12.0 million) less cost (zero) = $12.0 million

Gain on portion of contributed assets converted to cash:

X 50% =	$6.0m

Less:	$0.4 million – present value discount

=	$5.6 million gain recognized

The same gain would be calculated based on an analogy to the nonmonetary guidance ASC 845-10 “Nonmonetary Transactions – Exchanges Involving Monetary Consideration” as explained in our December 26, 2014 letter to you:

Paragraph 845-10-25-9 states “in a monetary exchange (required to be accounted for at fair value) in which an entity (Entity A) transfers a nonfinancial asset (or assets) to another entity (Entity B) in exchange for a non-controlling ownership interest in the other entity (Entity B), full or partial gain recognition is required (emphasis added).”

Further, ASC 845-10-30-26 states:

“If the fair value of the asset or assets given up (or of the ownership interest received if that asset’s fair value is more readily determinable) is greater than their carrying value, then either of the following should take place:

(a)	A gain in the amount of that difference should be recognized if the entity accounts for the ownership interest received using the cost method.

(b)	A partial gain should be recognized if the entity accounts for the ownership interest received using the equity method.

The partial gain should be calculated as the amount described in (a) less the portion of that gain represented by the economic interest (which may be different from the voting interest) retained.” (emphasis added)

Under the guidance in ASU 2010-2, the Company has concluded that the trademarks and licenses contributed to Iconix India do not constitute a business, and, as the Company’s interest in Iconix India is non-controlling, the transaction was accounted for as a monetary exchange of a nonfinancial asset for a non-controlling interest under ASC 845 as opposed to the deconsolidation of a subsidiary under ASC 810. Further, pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix India, which requires very minimal capital to support itself.

Under this approach, a gain on the transaction would be calculated as follows:

Iconix exchanges an asset with a carrying value of zero and a fair value of $12.0 million for a 50 percent economic interest in Iconix India. Iconix should recognize a gain of $5.6 million:

[($12.0 million - zero) × 50%] - $0.4 million (present value discount) = $5.6 million

Whether the transaction is considered in substance a contribution to a joint venture that is accounted for under ASC 323, or an exchange of a nonfinancial asset for a non-controlling interest under ASC 845, the resulting gain from the transaction would be the same.

Management considered an alternative accounting treatment for this transaction as prescribed by ASC 810, as the Company is deconsolidating its newly created wholly-owned subsidiary as a result of the sale. Under this guidance the Company would calculate the gain as was shown above, plus re-measure the interest retained to fair value resulting in a double gain of $11.2 million. The Company considered the various options and concluded that the partial sale and non-monetary guidance was more appropriate and more closely aligned with the substance of the transaction, which is Iconix’s intent to monetize half of the value in its intellectual property through the formation of a joint venture.

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix India transaction was considered earned at the time of closing as all of the following criteria had been met:

1.	persuasive evidence of an arrangement exists – a fully executed purchase agreement between Reliance and Iconix

2.	delivery has occurred or services have been rendered – the contribution of trademarks and related intangible assets by Iconix to Iconix India

3.	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $6.0 million

4.	collectability is reasonably assured – 33% of the purchase price ($2.0 million) was paid at closing; the remaining amount ($4.0 million) is due from Reliance, an affiliate of Reliance Industries Limited. Reliance Industries Limited is one of the largest publicly traded companies in India.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated above in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

B-	Iconix Canada

Material Terms of Agreements Entered into in Connection with Transaction

•	Formation of JV: The Company caused the formation of two limited partnerships, Ico Brands L.P. (“Ico Brands”) and Iconix Canada L.P. (“Ico Canada”). Pursuant to a Contribution Agreement, the Company caused to be contributed to Ico Brands trademarks, and other intellectual property and assigned license agreements related to certain of its brands (as identified below). Pursuant to a separate Contribution Agreement, the Company caused to be contributed to Ico Canada the royalty streams received by the Company in respect of the exploitation of the trademarks, other intellectual property and license agreements related to certain other of its brands (as identified below).

•	Brands. Artful Dodger, Badgley Mischka, Lee Cooper and Ecko Unlimited (the “Ico Brands Marks”) were contributed to Ico Brands. The royalty streams in respect of Billionaire Boys Club, Candie’s, Cannon, Charisma, Danskin, Ed Hardy, Fieldcrest, Ice Cream, London Fog, Modern Amusement, Material Girl, Mossimo, Mudd, OP, Rocawear, Rampage, Royal Velvet, Sharper Image, Starter, Truth or Dare, Umbro, Waverly and Zoo York (the “Ico Canada Marks”) were contributed to Ico Canada. In connection with Ico Canada’s existing right to receive royalty streams from the Ico Canada Marks, Ico Brands has an option to purchase (the “Option”) the Ico Canada Marks for $1.00 within one year following the earlier of (i) January 15, 2020 and (ii) the later of (a) the release of the Company’s existing securitization on the marks and (b) Ico Brands’ receipt of notice of such release of the securitization. If the Company does not obtain the release from the securitization of the Ico Canada Marks and related material contracts and deliver such assets to Ico Brands in accordance with the Option, the Company has an obligation to pay liquidated damages to Ico Brands an amount equal to $4,857,509. The mutual agreement of both partners is required for any capital to be funded to the joint venture.

•	BIU Sub’s Purchase of an Interest in Ico Brands: On June 28, 2013, BIU Sub Inc. (“BIU Sub”), through its acquisition of limited partnership interests and general partnership interests, purchased a 50% interest in Ico Brands for $4,858,009, payable (as amended) as follows:

•	$2,429,004.50 payable on June 28, 2013; and

•	$2,429,004.50 represented by a promissory note, payable as follows:

•	$809,584.83 on June 28, 2015;

•	$809,584.83 on June 28, 2016;

•	$404,792.42 on June 28, 2017; and

•	$404,792.42 on June 28, 2018.

•	BIU’s Purchase of an Interest in Ico Canada: On June 28, 2013, Buffalo International ULC (“BIU”), through its acquisition of limited partnership interests and general partnership interests, purchased a 50% interest in Ico Canada for $12,979,276, payable (as amended) as follows:

•	$6,489,638 payable on June 28, 2013; and

•	$6,489,638 represented by a promissory note, payable as follows:

•	$2,163,212.66 on June 28, 2015;

•	$2,163,212.66 on June 28, 2016;

•	$1,081,606.34 on June 28, 2017; and

•	$1,081,606.34 on June 28, 2018.

•	Guaranteed Distribution in Respect of Umbro IP: If the total payments in respect of the Umbro marks for the four-year period following June 28, 2013 are less than $2,748,000, the Company has an obligation to pay BIU an amount equal to the shortfall.

•	Call Options. Pursuant to the Limited Partnership Agreements entered into in connection with the formation of each of Ico Brands and Ico Canada, the Company holds specified call rights relating to BIU Sub’s and BIU’s ownership interest in the joint venture entities.

•	Ico Brands Call Option: At any time between the second and third anniversary of June 28, 2013, the Company, through its subsidiary Iconix Canada JV Holdings ULC, has the right to call a number of units held by BIU Sub Inc. equal to 5% of all units issued and outstanding for an amount in cash equal to the greater of (i) $555,834 and (ii) 5% of the amount obtained by applying a multiple of 5.5 to the highest of (a) the minimum royalties in respect of the Ico Brands Marks in Canada for the previous 12 months, (b) the actual royalties in respect of the Ico Brands Marks in Canada for the previous 12 months, (c) the projected minimum royalties in respect of the Ico Brands Marks in Canada for the subsequent fiscal period and (d) the average projected minimum royalties in respect of the Ico Brands Marks in Canada for the subsequent three fiscal periods.

•	Ico Canada Call Option: At any time between the second and third anniversary of June 28, 2013, the Company, through its subsidiary Iconix Canada JV Holdings ULC, has the right to call a number of units held by BIU equal to 5% of all units issued and outstanding for an amount in cash equal to the greater of (i) $1,477,838 and (ii) 5% of the amount obtained by applying a multiple of 5.5 to the highest of (a) the minimum royalties in respect of the Ico Canada Marks in Canada for the previous 12 months, (b) the actual royalties in respect of the Ico Canada Marks in Canada for the previous 12 months, (c) the projected minimum royalties in respect of the Ico Canada Marks in Canada for the subsequent fiscal period and (d) the average projected minimum royalties in respect of the Ico Canada Marks in Canada for the subsequent three fiscal periods.

•	Right of First Refusal; Tag-Along Rights; Drag-Along Rights. After June 28, 2018, each of BIU and Iconix with respect to Ico Canada, and each of BIU Sub and Iconix with respect to Ico Brands, may sell all of their respective units to a third party purchaser if the offering party identifies a third party purchaser for such units. The non-offering party will have the option to purchase such units at the price and on the same terms as agreed to by such third party purchaser and the offering party. The Agreements also contain a customary tag-along right and drag-along right with respect to the Ico Brands Marks and the Ico Canada Marks.

Discussion of Accounting

In June 2013, the Company contributed substantially all economic rights to its brands in Canada to Iconix Canada L.P. (“Ico Canada”) and Ico Brands L.P. (“Ico Brands”), each then a newly formed joint venture with Buffalo International ULC (“BIU”) and its subsidiary, BIU Sub, Inc. (“BIU Sub”), respectively. In consideration for its aggregate 50% interest in Ico Canada, BIU agreed to pay approximately $13 million to the Company, of which approximately $6.5 million was paid upon closing of this transaction in June 2013, the remaining $6.5 million of which is payable to the Company over five years from the date of closing, with final payment in June 2018. In consideration for its aggregate 50% interest in Ico Brands, BIU Sub agreed to pay approximately $4.8 million to the Company, of which approximately $2.4 million was paid upon closing of this transaction in June 2013, and the remaining approximately $2.4 million of which is payable to the Company over five years from the date of closing, with the final payment in June 2018. As of the date of this response to the Comment Letter, each of BIU and BIU Sub is current with its payments to the Company on this transaction. As a result of these transactions, the Company recognized a gain of approximately $3 million from the Ico Brands transaction and approximately $6.8 million from the Ico Canada transaction, each of which is included in licensing and other revenue on the consolidated income statement for FY 2013.

Form of consideration

Ico Canada:

$13 million of total consideration, including $6.5 million paid at closing and $6.5 million payable as follows:

$2.16 million – June 2015

$2.16 million – June 2016

$1.08 million – June 2017

$1.08 million – June 2018

Ico Brands:

$4.8 million of total consideration, including $2.4 million paid at closing and $2.4 million payable as follows:

$0.81 million – June 2015

$0.81 million – June 2016

$0.41 million – June 2017

$0.41 million – June 2018

Computation of the gain

The Company considered the interpretative guidance in Accounting Research Manager on ASC 323-10 “Investments Equity Method – Transactions Between Investee and Investor” in computing the gain on the formation of each of Ico Canada and Ico Brands:

“Formation of a Joint Venture

Contributions of assets to a joint venture at formation should be recorded by the investor at the lesser of the fair value or the carrying amount of the assets contributed. Profit recognition by the investor in such situations is not appropriate, even if the other investors contribute cash. However, occasionally, an investor who has contributed property may withdraw cash at the formation of the venture with no obligation or expectation of reinvesting it in the venture. Under these circumstances, the transaction may be, in substance, a partial sale of the property for which profit recognition is appropriate.”

With respect to Ico Brands, Iconix contributed assets (i.e. trademarks and an option to purchase trademarks, among other things) with a fair value of approximately $9.7 million and a cost basis of $3.5 million, into Ico Brands in exchange for $4.8 million from BIU Sub to be paid directly to Iconix with no commitment to reinvest in or support Ico Brands. With respect to Ico Canada, Iconix contributed assets (i.e. trademarks and the right to receive revenue from perpetual license agreements) with a fair value of approximately $26.0 million and a cost basis of $11.2 million, into Ico Canada in exchange for $13 million from BIU to be paid directly to Iconix with no commitment to reinvest in or support Ico Canada. As such, Iconix recorded partial gains, with respect to Ico Brands and Ico Canada, each calculated as follows:

(in millions)	Ico Brands L.P.	Iconix Canada L.P.	Iconix Canada Joint Venture
Fair Value	$9.7	$26.0	$35.7
less: cost basis	(3.5)	(11.2)	(14.7)

subtotal	6.2	14.7	20.9

portion of contributed assets converted to cash	50%	50%	50%

gain on portion of contributed assets converted to cash	3.1	7.4	10.5

less: present value discount	(0.1)	(0.4)	(0.5)

less: fx	—	(0.2)	(0.2)

gain recognized	$3.0	$6.8	$9.8

The same gain would be calculated based on an analogy to the nonmonetary guidance ASC 845-10 “Nonmonetary Transactions – Exchanges Involving Monetary Consideration” as explained in our December 26, 2014 letter to you:

Paragraph 845-10-25-9 states “in a monetary exchange (required to be accounted for at fair value) in which an entity (Entity A) transfers a nonfinancial asset (or assets) to another entity (Entity B) in exchange for a non-controlling ownership interest in the other entity (Entity B), full or partial gain recognition is required (emphasis added).”

Further, ASC 845-10-30-26 states:

“If the fair value of the asset or assets given up (or of the ownership interest received if that asset’s fair value is more readily determinable) is greater than their carrying value, then either of the following should take place:

(a)	A gain in the amount of that difference should be recognized if the entity accounts for the ownership interest received using the cost method.

(b)	A partial gain should be recognized if the entity accounts for the ownership interest received using the equity method. (emphasis added)

The partial gain should be calculated as the amount described in (a) less the portion of that gain represented by the economic interest (which may be different from the voting interest) retained.” (emphasis added)

Under the guidance in ASU 2010-2, the Company has concluded that the assets contributed to each of Ico Brands and Ico Canada do not constitute a business, and, as the Company’s interest in each of Ico Brands and Ico Canada is non-controlling, each transaction was accounted for as a monetary exchange of a nonfinancial asset for a non-controlling interest under ASC 845 as opposed to the deconsolidation of a subsidiary under ASC 810.

Under this approach, a gain on the transaction would be calculated as follows:

(in millions)	Ico Brands L.P.	Iconix Canada L.P.	Iconix Canada Joint Venture
Fair Value	$9.7	$26.0	$35.7

less: cost basis	(3.5)	(11.2)	(14.7)

subtotal	6.2	14.7	20.9

exchanged for interest in applicable entity	50%	50%	50%

gain on exchange for interest in applicable entity	3.1	7.4	10.5

less: present value discount	(0.1)	(0.4)	(0.5)

less: fx	—	(0.2)	(0.2)

gain recognized	$3.0	$6.8	$9.8

Whether the transaction is considered in substance a contribution to a joint venture that is accounted for under ASC 323, or an exchange of a nonfinancial asset for a non-controlling interest under ASC 845, the resulting gain from the transaction would be the same.

Management considered an alternative accounting treatment for this transaction as prescribed by ASC 810, as the Company is deconsolidating its newly created wholly-owned subsidiary as a result of the sale. Under this guidance the Company would calculate the gain as was shown above, plus re-measure the interest retained to fair value resulting in a double gain of $19.6 million. The Company considered the various options and concluded that the partial sale and non-monetary guidance was more appropriate and more closely aligned with the substance of the transaction, which is Iconix’s intent to monetize half of the value in its intellectual property through the formation of a joint venture.

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on each of the Ico Brands and Ico Canada transactions was considered earned at the time of closing as all of the following criteria had been met:

1.	persuasive evidence of an arrangement exists –fully executed contribution agreements between BIU and Iconix and BIU Sub and Iconix.

2.	delivery has occurred or services have been rendered – the contribution of trademarks and an option to purchase trademarks, among other things, and related intangible assets by Iconix to Ico Brands, and the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Ico Canada.

3.	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the Ico Brands contribution agreement at $4.8 million, and in the Ico Canada contribution agreement at $13 million.

4.	collectability is reasonably assured – 50% of each of the Ico Brands purchase price ($2.4 million) and the Ico Canada purchase price ($6.5 million) was paid at closing; the remaining amount of the Ico Brands purchase price ($2.4 million) and the Ico Canada purchase price ($6.5 million) is due from BIU Sub and BIU, respectively. Buffalo International is based in Montreal, Canada and has more than 30 years of experience working in the apparel industry. Since founding the Buffalo brand in 1985, the management team has established over 3,000 points of distribution for the brand including 20 branded, standalone stores.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated above in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

Guarantees

The Company guaranteed minimum royalties in the aggregate of $2.7 million for the four-year period following June 2013 relating to royalty revenue on the Umbro brand in Canada contributed to Ico Canada as part of this transaction (“Umbro Canada”). The Company considered ASC 460-10-25-4, and noted that the guarantor (i.e. Iconix) shall recognize in its statement of financial position a liability for that guarantee. The Company further considered ASC 460-10-55-23(b). Specifically, as the guarantee was issued in conjunction with the sale of assets, the overall proceeds (i.e. total consideration of $13 million in respect of Ico Canada) would be allocated between the consideration being remitted to the guarantor for issuing the guarantee and the proceeds from the sale. Pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Ico Canada, which requires very minimal capital to support itself.17 The guarantee is to our joint venture partner (not Ico Canada) to provide assurances that certain revenue levels would be met for a limited period of time. Further, the license for Umbro in Canada has aggregate minimum guaranteed royalties of $3.0 million from 2013 through 2017, and actual royalties from 2009 through 2012 were $4.9 million. As a result, the Company determined at inception that this guarantee had a de minimis value and as such had no impact on the computation of the gain.

[17]	For additional information regarding the entity’s ability to finance its own operations, see the variable interest entity analysis in this Appendix.

Iconix has an obligation to pay liquidated damages to Ico Brands in an amount of $4,857,509 if Iconix is unable to release a pre-existing pledge of trademarks used by Ico Brands due to an existing securitization by Iconix on the trademarks. Iconix views this release to be perfunctory and the chances of having to pay this obligation in 2020 to be clearly remote.

The Company does not believe there is any quantifiable exposure or guarantee liability that would have to be recorded as a result of this obligation. Furthermore, because (i) the operations of Ico Brands do not require capital (as discussed throughout this letter related to this and other joint ventures) and (ii) this obligation is seven years from the closing date of the Ico Brands transaction, we do not consider this liquidated damages provision to be “supporting the joint venture’s operations” from an operational standpoint.

The Company considered the guidance in ASC 845-10-25-10 which states that…. “If Entity A has no actual or implied commitment, financial or otherwise, to support the operations of the new Entity B in any manner, the amount of gain recognized, if applicable, may exceed the amount that would be computed pursuant to the guidance for the preceding paragraph.” The Company carefully considered the likelihood of the occurrence of a default that would result in triggering the liquidated damages provision. The Company determined that triggering the liquidated damages provision is not at all reasonably likely to occur. For the reasons stated above, the Company does not consider the liquidated damages provision to represent a commitment of the type contemplated by ASC 845-10-25-10.

SAB 104 clarifies and provides further guidance on SAB 13 “Revenue Recognition” and sets forth factors that “should be considered in the evaluation of whether a remaining obligation related to a unit of accounting is inconsequential or perfunctory.” The Staff “considers the following factors, which are not all-inclusive, to be indicators that a remaining performance obligation is substantive rather than inconsequential or perfunctory”, with Iconix’ responses underlined:

•	The seller does not have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs. – The remaining task, that being the delivery of trademarks and related assets to Ico Brands once such marks have been released as collateral from Iconix’ securitization facility, has a precedent in the Company’s history.[18] There is not expected to be any material incremental costs associated with obtaining the release of the marks from the collateral. In its history under its current brand management model, the Company has never defaulted under any financings, including asset-backed securities, convertible notes, term loans and revolving credit facilities.

•	The cost or time to perform the remaining obligations for similar contracts historically has varied significantly from one instance to another –Not applicable. The timing of the required release from the collateral pool is consistent with the Company’s planned restructuring of the securitization.

[18]	The Company previously issued asset-backed notes in 2005 and 2006, which were paid off and fully extinguished prior to such notes’ maturity date.

•	The skills or equipment required to complete the remaining activity are specialized or are not readily available in the marketplace. – Not applicable. There are no skills or equipment required to complete the remaining activity.

•	The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting. – As noted above, there is not expected to be any material incremental costs associated with obtaining the release of the marks from the collateral once the senior secured notes have been repaid as scheduled.

•	The period before the remaining obligation will be extinguished is lengthy. Registrants should consider whether reasonably possible variations in the period to complete performance affect the certainty that the remaining obligations will be completed successfully and on budget. –With the Company’s established history on similar financings, as well as the Company’s historical and projected cash flow and high margins, the Company believes with a high degree of certainty that the senior secured notes will be repaid on or before the Company’s expected repayment date (i.e. January 2020), in turn releasing the collateralized assets and performing its obligation to Ico Brands.

•	The timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity. – Not applicable. The last payment due from our joint venture partner related to our contribution of assets is due in June 2018. This release of assets from our securitization will happen on or before January 15, 2020.

Despite the above analysis describing why the Company believes that the liquidated damages provision/obligation does not represent a commitment of the type contemplated by ASC 845-10-25-10, the Company has been advised by its auditors, BDO USA, LLP (“BDO”), that they do not concur with the Company on this interpretation. Thus, BDO believes that the gain recorded from this transaction resulting from this commitment to the Ico Brands joint venture should have been deferred until such time in the future when such obligation is no longer applicable. Both the Company and BDO believe the adjustment required to reclassify this gain to deferred income is immaterial to the Company’s annual 2013 financial statements.

C-	Iconix Australia

Material Terms of Agreements Entered into in Connection with Transaction

•	Formation of JV: Pursuant to a Master License Agreement, the Company caused certain assets to be contributed and assigned to Iconix Australia, LLC (“Iconix Australia”), a then newly formed, wholly-owned subsidiary of the Company. Such assets consisted of the following: a license on an exclusive, perpetual, royalty-free basis s, trademarks, and other intellectual property, and license agreements, each related to certain of the Company’s brands (as identified below) in respect of the Australia and New Zealand territories (collectively, the “Australia Territory”).

•	Brands: Badgley Mischka, Bongo, Danskin, Rocawear, Starter, Mossimo, OP, Fieldcrest, Charisma, Waverly, Bongo, Joe Boxer, Mudd, London Fog, Cannon, Royal Velvet, Ed Hardy, Zoo York, Sharper Image, Umbro, Lee Cooper, Marc Ecko Cut & Sew, Ecko Unlimited, Ecko Red and Material Girl (subject to any encumbrances). Pursuant to the Master License Agreement, in the event Iconix or any of its subsidiaries acquires a new brand following the formation of Iconix Australia, subject to any encumbrances, Iconix Australia has a right to purchase the trademarks relating to such new brands in respect of the Australia Territory (“New Marks”) based on the product of (i) 5.5, and (ii) the projected royalty revenue for such New Marks for the 12 month period immediately following their acquisition by the Company or such subsidiary. The mutual agreement of both partners is required for any capital to be funded to the joint venture.

•	Pac Brands’ Purchase of an Interest in Iconix Australia: On September 17, 2013, Pac Brands USA, Inc. (“Pac Brands USA”)[19] purchased a 50% interest in Iconix Australia for $7,219,074.50, all of which was paid at closing.

•	Put/Call Options: Pursuant to the Operating Agreement entered into in connection with the formation of Iconix Australia, as amended, each of Pac Brands USA and the Company holds specified put and call rights, respectively, relating to Pac Brands USA’s ownership interest in the joint venture.

•	Company Two-Year Call Option: At any time during the six month period commencing September 17, 2015, the Company has the right to call up to 5% of Pac Brands USA’s total equity in Iconix Australia for an amount in cash equal to (i) the number of Units called by the Company divided by the total number of Units outstanding, multiplied by (ii) 6.5, multiplied by (iii) a specified formula which takes into account the joint venture’s trailing 12 months royalty revenue and year on year growth rate.

•	Four-Year Put/Call Option: At any time following September 17, 2017, Pac Brands USA may deliver a put notice to the Company, and the Company may deliver a call notice to Pac Brands USA, in each case, for the Company’s purchase of all Units in the joint venture held by Pac Brands USA. Upon the

[19]	Pac Brands USA was sold to Anchorage George Street Pty Limited in 2014. Martin Matthews, the principal with whom the Company dealt in forming the joint venture, has remained at Pac Brands USA.

exercise of such put/call, the purchase price for Pac Brand USA’s Units in the joint venture will be an amount equal to (i) the percentage interest represented by Pac Brands USA’s Units, multiplied by (ii) 5, multiplied by (iii) a specified formula which takes into account the joint venture’s trailing 12 months royalty revenue and trailing 36 month compound annual growth rate.

•	Administrative Manager/Local Manager: The Company serves as Iconix Australia’s administrative manager, responsible for back-offices services, maintenance of trademarks for the brands in respect of the Australia Territory and provision of brand materials for marketing in the Australia Territory. Anchorage George Street Party Limited (“Anchorage”) serves as Iconix Australia’s local manager, responsible for providing market experience in respect of the applicable territory, managing the joint venture on a day-to-day basis (other than back-office services), identifying potential licensees and assisting the Company in enforcement of license agreements in respect of the applicable territory. Each of the Company and Anchorage is reimbursed for all out-of-pocket costs incurred in performing its respective services.

Discussion of Accounting

In September 2013, the Company formed Iconix Australia and contributed an exclusive, royalty-free perpetual master license agreement with Iconix Australia with respect to substantially all rights to the Company’s wholly-owned and controlled brands in the Australia Territory. Shortly thereafter Pac Brands USA purchased a 50% interest in Iconix Australia for approximately $7.2 million, all of which was received upon closing of this transaction in September 2013. As a result of this transaction, the Company recorded a gain of $5.1 million, which is included in licensing and other revenue in the FY 2013.

Form of consideration

$7.2 million of total consideration was paid in cash at closing.

Computation of the gain

The Company considered the interpretative guidance in Accounting Research Manager on ASC 323-10 “Investments Equity Method – Transactions Between Investee and Investor” in computing the gain on the formation of Iconix Australia:

“Formation of a Joint Venture

Contributions of assets to a joint venture at formation should be recorded by the investor at the lesser of the fair value or the carrying amount of the assets contributed. Profit recognition by the investor in such situations is not appropriate, even if the other investors contribute cash. However, occasionally, an investor who has contributed property may withdraw cash at the formation of the venture with no obligation or expectation of reinvesting it in the venture. Under these circumstances, the transaction may be, in substance, a partial sale of the property for which profit recognition is appropriate.”

Iconix contributed assets (i.e. trademarks and the right to receive revenue from perpetual license agreements) with a fair value of approximately $14.4 million and a cost basis of

$4.2 million (based on the original purchase allocation of prior acquisitions) into Iconix Australia in exchange for $7.2 million from Pac Brands to be paid directly to Iconix, with no commitment to reinvest or support Iconix Australia. As such, Iconix recorded a partial gain, calculated as follows:

Fair Value ($14.4 million) less cost ($4.2 million) = $10.2 million

Gain on portion of contributed assets converted to cash:

X 50% =	$5.1 million gain recognized

The same gain would be calculated based on an analogy to the nonmonetary guidance ASC 845-10 “Nonmonetary Transactions – Exchanges Involving Monetary Consideration” as explained in our December 26, 2014 letter to you:

Paragraph 845-10-25-9 states “in a monetary exchange (required to be accounted for at fair value) in which an entity (Entity A) transfers a nonfinancial asset (or assets) to another entity (Entity B) in exchange for a non-controlling ownership interest in the other entity (Entity B), full or partial gain recognition is required (emphasis added).”

Further, ASC 845-10-30-26 states:

“If the fair value of the asset or assets given up (or of the ownership interest received if that asset’s fair value is more readily determinable) is greater than their carrying value, then either of the following should take place:

(a)	A gain in the amount of that difference should be recognized if the entity accounts for the ownership interest received using the cost method.

(b)	A partial gain should be recognized if the entity accounts for the ownership interest received using the equity method.

The partial gain should be calculated as the amount described in (a) less the portion of that gain represented by the economic interest (which may be different from the voting interest) retained.” (emphasis added)

Under the guidance in ASU 2010-2, the Company has concluded that the trademarks and licenses contributed to Iconix Australia do not constitute a business, and, as the Company’s interest in Iconix Australia is non-controlling, the transaction was accounted for as a monetary exchange of a nonfinancial asset for a non-controlling interest under ASC 845 as opposed to the deconsolidation of a subsidiary under ASC 810. Further, pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix Australia, which requires very minimal capital to support itself. The put option owned by our joint venture partner, which can be exercised after four years (after the expiration of a Company call option), provides potential monetary value to our joint venture partner, but is not an actual implied or financial commitment to Iconix Australia.

Under this approach, a gain on the transaction would be calculated as follows:

Iconix exchanges an asset with a carrying value of $4.2 million and a fair value of $14.4 million for a 50 percent economic interest in Iconix Australia. Iconix should recognize a gain of $5.1 million:

[($14.4 million – $4.2 million) × 50%] = $5.1 million

Whether the transaction is considered in substance a contribution to a joint venture that is accounted for under ASC 323, or an exchange of a nonfinancial asset for a non-controlling interest under ASC 845, the resulting gain from the transaction would be the same.

Management considered an alternative accounting treatment for this transaction as prescribed by ASC 810, as the Company is deconsolidating its newly created wholly-owned subsidiary as a result of the sale. Under this guidance the Company would calculate the gain as was shown above, plus re-measure the interest retained to fair value resulting in a double gain of $10.2 million. The Company considered the various options and concluded that the partial sale and non-monetary guidance was more appropriate and more closely aligned with the substance of the transaction, which is Iconix’s intent to monetize half of the value in its intellectual property through the formation of a joint venture.

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix Australia transaction was considered earned at the time of closing as all of the following criteria had been met:

1.	persuasive evidence of an arrangement exists – a fully executed purchase agreement between Pac Brands and Iconix.

2.	delivery has occurred or services have been rendered – the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Iconix Australia.

3.	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $7.2 million.

4.	collectability is reasonably assured – 100% of the purchase price ($7.2 million) was paid at closing.

D-	Iconix Southeast Asia

Material Terms of Agreements Entered into in Connection with Transaction

•	Formation of JV: Pursuant to a Master License Agreement, the Company caused to be contributed and assigned to Lion Network Limited (“Iconix SE Asia”), a then newly formed, wholly-owned subsidiary of the Company. Such assets consisted of the following: a license on an exclusive, perpetual, royalty-free basis, trademarks and other intellectual property, and license agreements, each related to certain of the Company’s brands (as identified below) in respect of the Southeast Asia Territory. The “Southeast Asia Territory” was initially defined as Indonesia, Thailand, Malaysia, Philippines, Singapore, Vietnam, Cambodia, Laos, Brunei, Myanmar and East Timor.

•	Brands: Badgley Mischka, Bongo, Candie’s, Danskin/Danskin Now, Ecko Unlimited/Marc Ecko Cut & Sew, Ed Hardy, Joe Boxer, Lee Cooper, London Fog, Mossimo, Mudd, OP/Ocean Pacific (Philippines only), Rampage, Rocawear, Starter, Umbro, Zoo York, Cannon, Charisma, Fieldcrest, Royal Velvet, Sharper Image, Waverly. Pursuant to the Master License Agreement, in the event the Company or any of its subsidiaries acquires a new brand following the formation of Iconix SE Asia, subject to any encumbrances, Iconix SE Asia has a right to purchase the trademarks relating to such new brands in respect of the Southeast Asia Territory (“New Marks”) based on the product of (i) 5.5, and (ii) the bona fide royalty revenue for such New Marks earned by their prior owner for the 12 month period immediately preceding their acquisition by the Company or such subsidiary. The mutual agreement of both partners is required for any capital to be funded to the joint venture.

•	LF Asia’s Purchase of an Interest in Iconix SE Asia: On October 1, 2013, LF Asia Limited (“LF Asia”) purchased a 50% interest in Iconix SE Asia for $12 million, payable as follows:

•	$7,500,000 payable on October 1, 2013;

•	$3,500,000 on or before October 1, 2014;

•	$1,000,000 on or before October 1, 2015; and

•	$2,000,000 on or before October 1, 2016 if FY 14 royalty of the joint venture exceeds an amount equal to (x) $4,360,000 plus (y) the amount by which FY13 royalty generated by the rights which are the subject of the Master License Agreement is less than $3,640,000.

•	Put/Call Options: Pursuant to the Joint Venture Agreement entered into in connection with the formation of Iconix SE Asia, each of LF Asia and the Company holds specified put and call rights, respectively, relating to LF Asia’s ownership interest in the joint venture.

•	Company Two-Year Call Option: At any time during the six month period commencing October 1, 2015, the Company has the right to call up to 5% of the total equity in Iconix SE Asia from LF Asia for an amount in cash equal to (x) .10, multiplied by (y) 1.15, multiplied by (z) $12 million.

•	Five-Year and Eight-Year Put/Call Options: At any time during the six month period commencing October 1, 2018, and again at any time during the six month period commencing October 1, 2021, LF Asia may deliver a put notice to the Company, and the Company may deliver a call notice to LF Asia, in each case, for the Company’s purchase of all equity in the joint venture held by LF Asia. In the event of the exercise of such put or call rights, the purchase price for LF Asia’s equity in Iconix SE Asia is an amount equal to (x) the Agreed Value (in event of an LF Asia put) or (y) 120% of Agreed Value (in event of a Company call). Purchase price is payable in cash.

•	Agreed Value - Five-Year Put/Call: (i) Percentage of Iconix SE Asia owned by LF Asia, multiplied by (ii) 5.5, multiplied by (iii) the greater of the aggregate royalty generated by Iconix SE Asia for the year ended December 31, 2015 and the year ended December 31, 2018, plus (iv) amount of cash in Iconix SE Asia at such time.

•	Agreed Value - Eight-Year Put/Call: (i) Percentage of Iconix SE Asia owned by LF Asia, multiplied by (ii) 5.5, multiplied by (iii) the greater of the aggregate royalty generated by Iconix SE Asia for the year ended December 31, 2018 and the year ended December 31, 2021, plus (iv) amount of cash in Iconix SE Asia at such time.

•	Administrative Manager/Local Manager: The Company serves as Iconix SE Asia’s administrative manager, responsible for back-offices services, maintenance of trademarks for the brands in respect of the Southeast Asia Territory and provision of brand materials for marketing in the Southeast Asia Territory. LF Asia serves as Iconix SE Asia’s local manager, responsible for providing market experience in respect of the applicable territory, managing the joint venture on a day-to-day basis (other than back-office services), identifying potential licensees and assisting the Company in enforcement of license agreements in respect of the applicable territory. The Company receives a monthly fee in connection with the performance of its services as administrative manager in an amount equal to 5% of Iconix SE Asia’s gross revenue collected in prior month. LF Asia receives a monthly fee in connection with the performance of its services as local manager in an amount equal to 15% of Iconix SE Asia’s gross revenue collected in prior month.

Discussion of Accounting

In October 2013, the Company contributed to Iconix SE Asia an exclusive, royalty-free perpetual master license agreement with Iconix SE Asia with respect to substantially all rights to the Company’s wholly-owned and controlled brands in the Southeast Asia Territory. At the time of such contribution, Iconix SE Asia was a then newly formed, wholly-owned subsidiary of the Company. Shortly thereafter, LF Asia, an affiliate of Li & Fung Limited, purchased a 50% interest in Iconix SE Asia for $12.0 million. LF Asia paid $7.5 million upon the closing of the transaction and committed to pay an additional $4.5 million over the 24-month period following closing. The Company may earn an additional $2.0 million based on certain criteria relating to the achievement of Iconix SE Asia revenue targets through the year ending December 31, 2014.

Iconix SE Asia did not meet the criteria as of December 31, 2014 and therefore the Company did not earn an additional $2.0 million. This $2.0 million was treated as contingent consideration, and thus not recorded by the Company as revenue since it was not earned. As of the date of this response to the Comment Letter, LF Asia is current with its payments to the Company on this transaction. As a result of this transaction, the Company recorded a gain of $4.7 million, which was included in licensing and other revenue in FY 2013.

Form of consideration

$12.0 million of total consideration, including $7.5 million payable on closing and $4.5 million payable as follows:

$3.5 million – October 2014 (paid)

$1.0 million – October 2015

Computation of the gain

The Company considered ASC 323-10 the interpretative guidance in Accounting Research Manager on “Investments Equity Method – Transactions Between Investee and Investor” in computing the gain on the formation of Iconix SE Asia:

“Formation of a Joint Venture

Contributions of assets to a joint venture at formation should be recorded by the investor at the lesser of the fair value or the carrying amount of the assets contributed. Profit recognition by the investor in such situations is not appropriate, even if the other investors contribute cash. However, occasionally, an investor who has contributed property may withdraw cash at the formation of the venture with no obligation or expectation of reinvesting it in the venture. Under these circumstances, the transaction may be, in substance, a partial sale of the property for which profit recognition is appropriate.”

Iconix contributed assets (i.e. trademarks and the right to receive revenue from perpetual license agreements) with a fair value of approximately $24.0 million and a cost basis of $14.6 million (based on the original purchase allocation of prior acquisitions) into Iconix SE Asia in exchange for $12.0 million from LF Asia to be paid directly to Iconix, with no commitment to reinvest or support Iconix SE Asia. As such, Iconix recorded a partial gain, calculated as follows:

Fair Value ($24.0 million) less cost ($14.6 million) = $9.4 million

Gain on portion of contributed assets converted to cash:

X 50% =	$4.7 million

Less:	$0.1 million – present value discount

=	$4.6 million gain recognized

The same gain would be calculated based on an analogy to the nonmonetary guidance ASC 845-10 “Nonmonetary Transactions – Exchanges Involving Monetary Consideration”: as explained in our December 26, 2014 letter to you:

Paragraph 845-10-25-9 states “in a monetary exchange (required to be accounted for at fair value) in which an entity (Entity A) transfers a nonfinancial asset (or assets) to another entity (Entity B) in exchange for a non-controlling ownership interest in the other entity (Entity B), full or partial gain recognition is required (emphasis added).”

Further, ASC 845-10-30-26 states:

“If the fair value of the asset or assets given up (or of the ownership interest received if that asset’s fair value is more readily determinable) is greater than their carrying value, then either of the following should take place:

(a)	A gain in the amount of that difference should be recognized if the entity accounts for the ownership interest received using the cost method.

(b)	A partial gain should be recognized if the entity accounts for the ownership interest received using the equity method.

The partial gain should be calculated as the amount described in (a) less the portion of that gain represented by the economic interest (which may be different from the voting interest) retained.” (emphasis added)

Under the guidance in ASU 2010-2, the Company has concluded that the trademarks and licenses contributed to Iconix SE Asia do not constitute a business, and, as the Company’s interest in Iconix SE Asia is non-controlling, the transaction was accounted for as a monetary exchange of a nonfinancial asset for a non-controlling interest under ASC 845 as opposed to the deconsolidation of a subsidiary under ASC 810. Further, pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix SE Asia, which requires very minimal capital to support itself. The put option owned by our joint venture partner, which can be exercised after five years (after the expiration of a Company call option), provides potential monetary value to our joint venture partner, but is not an actual implied or financial commitment to Iconix SE Asia.

Under this approach, a gain on the transaction would be calculated as follows:

Iconix exchanges an asset with a carrying value of $14.6 million and a fair value of $24.0 million for a 50 percent economic interest in Iconix SE Asia. Iconix should recognize a gain of $4.6 million:

[($24.0 million – $14.6 million) × 50%] - $0.1 million (present value discount) = $4.6 million

Whether the transaction is considered in substance a contribution to a joint venture that is accounted for under ASC 323, or an exchange of a nonfinancial asset for a non-controlling interest under ASC 845, the resulting gain from the transaction would be the same.

Management considered an alternative accounting treatment for this transaction as prescribed by ASC 810, as the Company is deconsolidating its newly created wholly-owned subsidiary as a result of the sale. Under this guidance the Company would calculate the gain as was shown above, plus re-measure the interest retained to fair value resulting in a double gain of $9.2 million. The Company considered the various options and concluded that the partial sale and non-monetary guidance was more appropriate and more closely aligned with the substance of the transaction, which is Iconix’s intent to monetize half of the value in its intellectual property through the formation of a joint venture.

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix SE Asia transaction was considered earned at the time of closing as all of the following criteria had been met:

1.	persuasive evidence of an arrangement exists – a fully executed purchase agreement between LF Asia and Iconix.

2.	delivery has occurred or services have been rendered – the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Iconix SE Asia.

3.	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $12.0 million.

4.	collectability is reasonably assured – 62.5% of the purchase price ($7.5 million) was paid at closing; the remaining amount ($4.5 million) is due from LF Asia. A spinoff from Li & Fung, LF Asia is one of the largest global players in supply and distribution for branded apparel, footwear and accessories and is a public company in Hong Kong.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated above in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

E-	Iconix Israel

Material Terms of Agreements Entered into in Connection with Transaction

•	Formation of JV: Pursuant to a Master License Agreement, the Company caused certain assets to be contributed and assigned to Iconix Israel, LLC (“Iconix Israel”), a then newly formed, wholly-owned subsidiary of the Company. Such assets consisted of the following: a license on an exclusive, perpetual, royalty-free basis, trademarks and other intellectual property, and license agreements, each related to certain of the Company’s brands (as identified below) in respect of the Israel, West Bank and Gaza Strip territories (collectively, the “Israel Territory”).

•	Brands: Badgley Mischka, Bongo, Candies, Danskin, Danskin Now, Ecko Cut & Sew, Ecko Unlimited, Ed Hardy, Joe Boxer, Lee Cooper, London Fog, Mossimo, Mudd, Ocean Pacific, Rampage, Rocawear, Starter, Starter Black, Umbro, Zoo York, Cannon, Charisma, Fieldcrest, Royal Velvet, Sharper Image, Waverly. Pursuant to the Master License Agreement, in the event Iconix or any of its subsidiaries acquires a new brand following the formation of Iconix Israel, subject to any encumbrances, Iconix Israel has a right to purchase the trademarks relating to such new brands in respect of the Israel Territory (“New Marks”) based on the product of (i) 5.5, and (ii) the projected royalty revenue for such New Marks for the 12 month period immediately following their acquisition by the Company or such subsidiary. The mutual agreement of both partners is required for any capital to be funded to the joint venture.

•	MGS’ Purchase of an Interest in Iconix Israel: On November 14, 2013, M.G.S. Sports Trading Limited (“MGS”) purchased a 50% interest in Iconix Israel for $3,349,457, payable as follows:

•	$1,004,837 payable on November 14, 2013;

•	An amount equal to $195,385 payable on or before each of January 1, 2014; April 1, 2014; July 1, 2014; October 1, 2014; January 1, 2015; April 1, 2015; July 1, 2015; October 1, 2015; January 1, 2016; April 1, 2016; July 1, 2016; and October 1, 2016.

•	Call Option: Pursuant to the Operating Agreement entered into in connection with the formation of Iconix Israel, the Company holds a call right, exercisable at any time during the six month period following November 14, 2015, on 5% of the total outstanding shares in Iconix Israel held by MGS. The purchase price payable in connection with the Company’s exercise of its call option is an amount equal to (i) .05, multiplied by (ii) 6.5, multiplied by (iii) gross cash or property received by Iconix Israel from all sources.

•

Administrative Manager/Local Manager: The Company serves as Iconix Israel’s administrative manager, responsible for back-offices services, maintenance of trademarks for the brands in respect of the Israel Territory and provision of brand materials for marketing in the Israel Territory. MGS serves as Iconix Israel’s local manager, responsible for providing market experience in respect of the applicable territory, managing the joint venture on a day-to-day basis (other than back-office services), identifying potential licensees and assisting the Company in enforcement of license agreements in respect of the applicable territory. Each of the Company and MGS is reimbursed for all out-of-pocket costs incurred in performing its respective services.

Discussion of Accounting

In November 2013, the Company contributed to Iconix Israel an exclusive, royalty-free perpetual master license agreement with respect to substantially all rights to the Company’s wholly-owned and controlled brands in the Israel Territory. Shortly thereafter, MGS purchased a 50% interest in Iconix Israel for approximately $3.3 million. MGS paid $1.0 million upon the closing of the transaction and committed to pay an additional $2.3 million over the 36-month period following closing. As of the date of this response to the Comment Letter, MGS is current with its payments to the Company on this transaction. As a result of this transaction, the Company recorded a gain of $2.3 million, which was included in licensing and other revenue in FY 2013.

Form of consideration

$3.3 million of total consideration, including $1.0 million paid at closing and $2.3 million in equal quarterly payments over 12 quarters ending October 2016. To date, approximately $1.6 million of the $2.3 million has been paid, as scheduled.

Computation of the gain

The Company considered the interpretative guidance in Accounting Research Manager on ASC 323-10 “Investments Equity Method – Transactions Between Investee and Investor” in computing the gain on the formation of Iconix Israel:

“Formation of a Joint Venture

Contributions of assets to a joint venture at formation should be recorded by the investor at the lesser of the fair value or the carrying amount of the assets contributed. Profit recognition by the investor in such situations is not appropriate, even if the other investors contribute cash. However, occasionally, an investor who has contributed property may withdraw cash at the formation of the venture with no obligation or expectation of reinvesting it in the venture. Under these circumstances, the transaction may be, in substance, a partial sale of the property for which profit recognition is appropriate.”

Iconix contributed assets (i.e. trademarks and the right to receive revenue from perpetual license agreements) with a fair value of approximately $6.6 million and a cost basis of $1.9 million (based on the original purchase allocation of prior acquisitions) into Iconix Israel in exchange for $3.3 million from MGS to be paid directly to Iconix, with no commitment to reinvest or support Iconix Israel. As such, Iconix recorded a partial gain, calculated as follows:

Fair Value ($6.6 million) less cost ($1.9 million) =	$4.7 million

Gain on portion of contributed assets converted to cash:

X 50% =	$2.4 million

Less:	$0.1 million – present value discount

=	$2.3 million gain recognized

The same gain would be calculated based on an analogy to the nonmonetary guidance ASC 845-10 “Nonmonetary Transactions – Exchanges Involving Monetary Consideration”: as explained in our December 26, 2014 letter to you:

Paragraph 845-10-25-9 states “in a monetary exchange (required to be accounted for at fair value) in which an entity (Entity A) transfers a nonfinancial asset (or assets) to another entity (Entity B) in exchange for a non-controlling ownership interest in the other entity (Entity B), full or partial gain recognition is required (emphasis added).”

Further, ASC 845-10-30-26 states:

“If the fair value of the asset or assets given up (or of the ownership interest received if that asset’s fair value is more readily determinable) is greater than their carrying value, then either of the following should take place:

(a)	A gain in the amount of that difference should be recognized if the entity accounts for the ownership interest received using the cost method.

(b)	A partial gain should be recognized if the entity accounts for the ownership interest received using the equity method.

The partial gain should be calculated as the amount described in (a) less the portion of that gain represented by the economic interest (which may be different from the voting interest) retained.” (emphasis added)

Under the guidance in ASU 2010-2, the Company has concluded that the trademarks and licenses contributed to Iconix Israel do not constitute a business, and, as the Company’s interest in Iconix Israel is non-controlling, the transaction was accounted for as a monetary exchange of a nonfinancial asset for a non-controlling interest under ASC 845 as opposed to the deconsolidation of a subsidiary under ASC 810. Further, pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix Israel, which requires very minimal capital to support itself.

Under this approach, a gain on the transaction would be calculated as follows:

Iconix exchanges an asset with a carrying value of $1.9 million and a fair value of $6.6 million for a 50 percent economic interest in Iconix Israel. Iconix should recognize a gain of $2.3 million:

[($6.6 million – $1.9 million) × 50%] - $0.1 million (present value discount) = $2.3 million

Whether the transaction is considered in substance a contribution to a joint venture that is accounted for under ASC 323, or an exchange of a nonfinancial asset for a non-controlling interest under ASC 845, the resulting gain from the transaction would be the same.

Management considered an alternative accounting treatment for this transaction as prescribed by ASC 810, as the Company is deconsolidating its newly created wholly-owned subsidiary as a result of the sale. Under this guidance the Company would calculate the gain as was shown above, plus re-measure the interest retained to fair value resulting in a double gain of $4.6 million. The Company considered the various options and concluded that the partial sale and non-monetary guidance was more appropriate and more closely aligned with the substance of the transaction, which is Iconix’s intent to monetize half of the value in its intellectual property through the formation of a joint venture.

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix Israel transaction was considered earned at the time of closing as all of the following criteria had been met:

1.	persuasive evidence of an arrangement exists – a fully executed purchase agreement between MGS and Iconix.

2.	delivery has occurred or services have been rendered – the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Iconix Israel.

3.	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $3.3 million.

4.	collectability is reasonably assured – 30% of the purchase price ($1.0 million) was paid at closing; the remaining amount ($2.3 million) is due from MGS. Founded in 1986, MGS is the largest wholesale apparel company in Israel and operate the largest sporting goods chain in Israel.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated above in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

J-	Iconix MENA

Material Terms of Agreements Entered into in Connection with Transaction

•	Formation of JV: Pursuant to a Master License Agreement, the Company caused certain assets to be contributed and assigned to Iconix MENA Ltd. (“Iconix MENA”), a then newly formed wholly-owned subsidiary of the Company and its subsidiaries. Such assets consisted of the following: a license on an exclusive, perpetual, royalty-free basis, trademarks and other intellectual property, and license agreements, each related to certain of the Company’s brands (as identified below) in respect of the MENA Territory. The “MENA Territory” is defined as the United Arab Emirates, Qatar, Kuwait, Bahrain, Saudi Arabia, Oman, Jordan, Egypt, Pakistan, Uganda, Yemen, Iraq, Azerbaijan, Kyrgyzstan, Uzbekistan, Lebanon, Tunisia, Libya, Algeria, Morocco, Cameroon, Gabon, Mauritania, Ivory Coast, Nigeria and Senegal, subject in each case to applicable law, including OFAC sanctions.

•	Brands: Badgley Mischka, Bongo, Candie’s, Danskin, Danskin Now, Ecko, Ed Hardy, Joe Boxer, Lee Cooper, London Fog, Mossimo, Mudd, OP, Cannon, Charisma, Fieldcrest, Royal Velvet, Rampage, Rocawear, Sharper Image, Starter, Umbro, Waverly, Zoo York. Pursuant to the Master License Agreement, in the event Iconix or any of its subsidiaries acquires a new brand following the formation of Iconix MENA, subject to any encumbrances, Iconix MENA has a right to purchase the trademarks relating to such new brands in respect of the MENA Territory (“New Marks”) based on the product of (i) 5.5, and (ii) the bona fide royalty revenue for such New Marks earned by their prior owner for the 12 month period immediately preceding their acquisition by the Company or such subsidiary. The mutual agreement of both partners is required for any capital to be funded to the joint venture.

•	GBG’s Purchase of an Interest in Iconix MENA: On December 19, 2014 and December 24, 2014, GBG purchased an aggregate 50% interest in Iconix MENA for $18,762,083, all of which is payable as follows:

•	$6,254,027 in the aggregate payable in connection with December 19th and December 24th closings (the “Closings”);

•	$6,254,027 in the aggregate payable on or before 1st anniversary of applicable Closing; and

•	$6,254,027 in the aggregate payable on or before 2nd anniversary of applicable Closing.

•	Put/Call Options: Pursuant to the Joint Venture Agreement entered into in connection with the formation of Iconix MENA, each of GBG and the Company holds specified put and call rights, respectively, relating to GBG’s ownership interest in the joint venture.

•	Company Two-Year Call Option: At any time during the six month period commencing December 19, 2016, the Company has the right to call up to 5% of the total equity in Iconix MENA from GBG for an amount in cash equal to $1.8 million.

•	Five-Year and Eight-Year Put/Call Options: At any time during the six month period commencing December 19, 2019, and again at any time during the six month period commencing December 19, 2022, GBG may deliver a put notice to the Company, and the Company may deliver a call notice to GBG, in each case, for the Company’s purchase of all equity in the joint venture held by GBG. In the event of the exercise of such put or call rights, the purchase price for GBG’s equity in Iconix MENA is an amount equal to (x) the Agreed Value (in the event of GBG put) or (y) 120% of Agreed Value (in the event of an Iconix call). Purchase price is payable in cash.

•	Agreed Value - Five-Year Put/Call: (i) Percentage of Iconix MENA owned by GBG, multiplied by (ii) 5.5, multiplied by (iii) aggregate royalty generated by Iconix MENA for the year ended December 31, 2019; provided, however, that such Agreed Value cannot be less than $12,000,000.

•	Agreed Value - Eight-Year Put/Call: (i) Percentage of Iconix MENA owned by GBG, multiplied by (b) 5.5, multiplied by (iii) aggregate royalty generated by Iconix MENA for the year ended December 31, 2022; provided, however, that the Agreed Value cannot be less than $12,000,000.

•	Administrative Manager/Local Manager: The Company serves as Iconix MENA’s administrative manager, responsible for back-offices services, maintenance of trademarks for the brands in respect of Iconix MENA Territory and provision of brand materials for marketing in the MENA Territory. GBG serves as Iconix MENA’s local manager, responsible for providing market experience in respect of the applicable territory, managing the joint venture on a day-to-day basis (other than back-office services), identifying potential licensees and assisting the Company in enforcement of license agreements in respect of the applicable territory. The Company receives a monthly fee in connection with the performance of its services as administrative manager in an amount equal to 5% of Iconix MENA’s gross revenue collected in prior month (other than in respect of the Umbro and Lee Cooper brands). GBG receives a monthly fee in connection with the performance of its services as local manager in an amount equal to 15% of Iconix MENA’s gross revenue collected in prior month (other than in respect of the Umbro and Lee Cooper brands). In addition, following the closing of GBG’s purchase of 50% of Iconix MENA, GBG received $3,100,000 for expenses related to its diligence and market analysis in the MENA Territory.

Accounting Discussion

In December 2014 the Company created a new U.K. private limited company, Iconix MENA and the Company caused to be contributed to Iconix MENA, an exclusive perpetual master license agreement for the MENA Territory, whereby Iconix MENA would have control of all rights to various trademarks in the MENA Territory. Shortly after formation, Iconix sold 50% of the equity in Iconix MENA to GBG for approximately $18.8 million, of which approximately $6.3 million was paid up front, with the remainder due in 2 equal installments on each of the first and second anniversaries of the closing date. As of the date of this response to the Comment Letter, GBG is current with its payments to the Company on this transaction. As a result of this transaction, the Company recorded a gain of $10.3 million, which was included in licensing and other revenue in FY 2014.

Form of consideration

$18.8 million of total consideration, including $6.3 million paid at closing and $12.5 million payable as follows:

$6.25 million – December 2015

$6.25 million – December 2016

Computation of the gain

The Company considered the interpretive guidance in Accounting Research Manager on ASC 323-10 “Investments Equity Method – Transactions Between Investee and Investor” in computing the gain on the formation of Iconix MENA:

“Formation of a Joint Venture

Contributions of assets to a joint venture at formation should be recorded by the investor at the lesser of the fair value or the carrying amount of the assets contributed. Profit recognition by the investor in such situations is not appropriate, even if the other investors contribute cash. However, occasionally, an investor who has contributed property may withdraw cash at the formation of the venture with no obligation or expectation of reinvesting it in the venture. Under these circumstances, the transaction may be, in substance, a partial sale of the property for which profit recognition is appropriate.”

Iconix contributed assets (i.e. trademarks and the right to receive revenue from perpetual license agreements) with a fair value of approximately $37.5 million and a cost basis of $16.5million into Iconix MENA in exchange for $18.8 million from GBG to be paid directly to Iconix, with no commitment to reinvest or support Iconix MENA. As such, Iconix recorded a partial gain, calculated as follows:

Fair Value ($37.5 million) less cost ($16.5 million) =	$21.0 million

Gain on portion of contributed assets converted to cash:

X 50% =	$10.5 million

Less:	$0.5 million – present value discount

Add:	$0.3 million – currency translation

=	$10.3 million gain recognized

The same gain would be calculated based on an analogy to the nonmonetary guidance ASC 845-10 “Nonmonetary Transactions – Exchanges Involving Monetary Consideration” as explained in our December 26, 2014 letter to you:

Paragraph 845-10-25-9 states “in a monetary exchange (required to be accounted for at fair value) in which an entity (Entity A) transfers a nonfinancial asset (or assets) to another entity (Entity B) in exchange for a non-controlling ownership interest in the other entity (Entity B), full or partial gain recognition is required (emphasis added).”

Further, ASC 845-10-30-26 states:

“If the fair value of the asset or assets given up (or of the ownership interest received if that asset’s fair value is more readily determinable) is greater than their carrying value, then either of the following should take place:

(a)	A gain in the amount of that difference should be recognized if the entity accounts for the ownership interest received using the cost method.

(b)	A partial gain should be recognized if the entity accounts for the ownership interest received using the equity method.

The partial gain should be calculated as the amount described in (a) less the portion of that gain represented by the economic interest (which may be different from the voting interest) retained.” (emphasis added)

Under the guidance in ASU 2010-2, the Company has concluded that the trademarks and licenses contributed to Iconix MENA do not constitute a business, and, as the Company’s interest in Iconix MENA is non-controlling, the transaction was accounted for as a monetary exchange of a nonfinancial asset for a non-controlling interest under ASC 845 as opposed to the deconsolidation of a subsidiary under ASC 810. Further, pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix MENA, which requires very minimal capital to support itself. The put option owned by our joint venture partner, which can be exercised after five years (after the expiration of a Company call option) at approximate fair value, provides potential monetary value to our joint venture partner, but is not an actual implied or financial commitment to Iconix MENA.

Under this approach, a gain on the transaction would be calculated as follows:

Iconix exchanges an asset with a carrying value of $16.5 million (based on the original purchase allocation of prior acquisitions) and a fair value of $37.5 million for a 50 percent economic interest in Iconix MENA. Iconix should recognize a gain of $10.3 million:

[($37.5 million – $16.5 million) × 50%] - $0.5 million (present value discount) + $0.3 million (currency translation) = $10.3 million

Whether the transaction is considered in substance a contribution to a joint venture that is accounted for under ASC 323, or an exchange of a nonfinancial asset for a non-controlling interest under ASC 845, the resulting gain from the transaction would be the same.

Management considered an alternative accounting treatment for this transaction as prescribed by ASC 810, as the Company is deconsolidating its newly created wholly-owned subsidiary as a result of the sale. Under this guidance the Company would calculate the gain as was shown above, plus re-measure the interest retained to fair value resulting in a double gain of $20.6 million. The Company considered the various options and concluded that the partial sale and non-monetary guidance was more appropriate and more closely aligned with the substance of the transaction, which is Iconix’s intent to monetize half of the value in its intellectual property through the formation of a joint venture.

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix MENA transaction was considered earned at the time of closing as all of the following criteria had been met:

1.	persuasive evidence of an arrangement exists – a fully executed purchase agreement between GBG and Iconix.

2.	delivery has occurred or services have been rendered – the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Iconix MENA.

3.	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $18.8 million.

4.	collectability is reasonably assured – 33.5% of the purchase price ($6.3 million) was paid at closing; the remaining amount ($12.5 million) is due from GBG. A spinoff from Li & Fung, GBG is one of the largest global players in supply and distribution for branded apparel, footwear and accessories and is a public company in Hong Kong.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated above in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

F-	Umbro Korea

Material Terms of Agreements Entered into in Connection with Transaction

•	On December 6, 2013 (the “Closing Date”) and pursuant to a Trademark Assignment Agreement, the Company, through its wholly-owned subsidiary Iconix Luxembourg Holdings Sarl (“Iconix Lux”), sold all trademarks for the Umbro brand (and related goodwill) in respect of the Republic of Korea to Descente Ltd. (“Descente”) for an amount equal to $10 million, payable in cash at closing.

•	Right of First Negotiation: Each of Iconix Lux and Descente has a right of first negotiation if the other intends to sell the Umbro trademarks. Upon the provision of notice of such proposed sale, the parties agreed to negotiate for a period of 60 days on an exclusive basis. If an agreement is not reached within such 60 day period, the proposed seller may sell to a third party, subject to the other party’s right to match (described below). In the case of Iconix Lux, the right of first negotiation only applies to its trademarks in respect of the Southeast Asia territory, where such proposed sale does not include Umbro marks outside of the Southeast Asia territory. The “Southeast Asia Territory” is defined as (i) Cambodia; (ii) China; (iii) Hong Kong; (iv) Indonesia; (v) Macao; (vi) Laos; (vii) Malaysia; (viii) the Philippines; (ix) Singapore; (x) Taiwan; (xi) Thailand; and (xii) Vietnam.

•	Right of Last Matching: Each of Iconix Lux and Descente has a right to match any proposed sale by the other on terms and conditions less favorable than those previously offered to the other. Upon written notice from the proposed seller including the principal terms and conditions of the proposed sale, the other has five business days to match the terms. In the case of Iconix Lux, the right of last matching only applies to its trademarks in respect of the Southeast Asia territory, where such proposed sale does not include Umbro marks outside of the Southeast Asia Territory.

•	Co-Existence: On the Closing Date, the Company, Iconix Lux and Descente entered into a Marketing Cooperation Agreement pursuant to which the parties agreed to implement customary co-existence terms between them in connection with their ownership of Umbro-related trademarks in specified territories.

•	Iconix Lux License to Descente: Iconix Lux provided Descente a non-exclusive license to use specified logos, names, photographs, signatures and likenesses of professional soccer teams and players sponsored by Iconix Lux (collectively, “Logos”). Descente is obligated to pay Iconix Lux royalties of (x) 10% of Descente’s net wholesale sales of Umbro goods incorporating the Logos sold in the Republic of Korea or Japan; (y) 5% of Descente’s net retail sales of Umbro goods incorporating the Logos sold in the Republic of Korea or Japan; and (z) Iconix Lux’s cost of obtaining the Logos for such territories if obtained from a source other than the sponsored entity.

•	Marketing Fee: During the term of the Marketing Cooperation Agreement which expires on December 31, 2018 (subject to extension on mutually agreeable terms), as long as Iconix Lux or any of its affiliates or licensees, sub-licensees or distributors is a party to a Tier 1 club contract, Tier 2 club contract, Tier 1 player contract or Tier 2 player contract, Descente must pay Iconix Lux a marketing fee based on a specified formula, not to exceed $2 million annually.

Discussion of Accounting

Substantially all of the global Umbro trademarks were acquired by the Company in its November 2012 acquisition. At the time of acquisition, there was no existing revenue stream for Umbro in South Korea. Further, based on historical information provided to us by the seller, there was no business in South Korea for several years prior to the November 2012 acquisition. At the time of the acquisition, projections for the Umbro brand were based on the assumption that there was no revenue expected from South Korea, which we believe is consistent with how a “market participant” would view this transaction. The purchase price of Umbro was based on these projections, which were based primarily on existing license agreements in place or anticipated licenses in territories where the former owner generated wholesale revenue at the time of acquisition. As there was no historical presence or projected business for Umbro in South Korea at the time of acquisition, we determined that the fair value of the Umbro brand in South Korea at the time of acquisition was zero. During the period following the acquisition of the Umbro brand, there was no solicitation or business development undertaken by the Company for the Umbro brand in South Korea as we did not believe there was an opportunity. In the March of 2013, we received an unsolicited offer from the owner of the Umbro brand in Japan to purchase the Umbro brand in South Korea. Prior to this, there was no communication regarding the Korea territory between Iconix and the owner of the Umbro brand in Japan. We believe the economics of this bid, a purchase price of $10.0 million, were highly favorable considering the lack of historical or projected business for the Umbro brand in South Korea. At the time of the sale, the carrying value of the Umbro brand for the South Korea territory was zero, resulting in a gain of $10.0 million.

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Umbro Korea transaction was considered earned at the time of closing as all of the following criteria had been met:

1.	persuasive evidence of an arrangement exists – a fully executed purchase agreement between Descente and Iconix.

2.	delivery has occurred or services have been rendered – the transfer of ownership of trademarks by Iconix to Descente.

3.	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $10.0 million.

4.	collectability is reasonably assured – 100% of the purchase price ($10.0 million) was paid at closing.

G-	Iconix Southeast Asia – June 2014

Material Terms of Agreements Entered into in Connection with Transaction

•	Additional Territories: On June 30, 2014, the “Southeast Asia Territory” was amended to include Europe, Turkey and Korea.

•	Additional Brands: (1) Ecko Unlimited, Marc Ecko Cut & Sew, Zoo York, Ed Hardy and Sharper Image in respect of Europe and Turkey; and (2) all brands included in the formation of Iconix SE Asia, except OP and Umbro, in respect of Korea.

•	Purchase Price Paid by LF Asia: In respect of its 50% interest in the joint venture, LF Asia agreed to pay an amount equal to $15,917,500, payable as follows:

•	$3,979,375 payable on June 30, 2014;

•	$3,979,375 payable on or before June 30, 2015;

•	$3,979,375 payable on or before June 30, 2016; and

•	$3,979,375 payable on or before June 30, 2017.

•	Guaranteed Distributions: In connection with the first amendment to the Iconix SE Asia documents, the Company guaranteed LF Asia would receive the following distributions in respect of the exploitation of Iconix SE Asia’s brands in the territories of Europe and Turkey (with any deficit payable by the Company out of distributions otherwise payable by Iconix SE Asia to the Company and, if such distributions are insufficient to cover the deficit in whole, in cash):

•	$1.5 million for FY 14; and

•	$1 million for FY 15.

•	Put/Call Options: Pursuant to the First Amended and Restated Shareholder Agreement, each of LF Asia and the Company holds specified put and call rights, respectively, relating to LF Asia’s ownership interest in the joint venture.

•	Company Two-Year Call Option: The Company’s two-year call option was amended to provide that at any time during the six month period commencing October 1, 2015, the Company has the right to call up to 5% of the total equity in Iconix SE Asia from LF Asia for an amount in cash equal to (x) .10, multiplied by (y) 1.15, multiplied by (z) $22,917,500.

•

Five-Year and Eight-Year Put/Call Options: The five year and eight year put/call options were amended to provide that at any time during the six month period commencing October 1, 2018, and again at any time during the six month period commencing October 1, 2021, LF Asia may deliver a put notice to the Company, and the Company may deliver a call notice to LF Asia, in each case, for the Company’s purchase of the Europe/Turkey Rights, Existing Rights (Indonesia,

Thailand, Malaysia, Philippines, Singapore, Vietnam, Cambodia, Laos, Brunei, Myanmar and East Timor) and/or Korea Rights. In the event of the exercise of such put or call rights, the purchase price for such rights is an amount equal to (x) the Agreed Value (in event of an LF Asia put) or (y) 120% of Agreed Value (in event of a Company call). Purchase price is payable in cash.

•	Agreed Value - Five-Year Put/Call: (i) Percentage of Iconix SE Asia owned by LF Asia, multiplied by (ii) 5.5, multiplied by (iii) the greater of the aggregate royalty generated by Iconix SE Asia in respect of the Europe/Turkey Rights, Existing Rights and/or Korea Rights (as applicable) for the year ended December 31, 2015 and year ended December 31, 2018; provided, that the Agreed Value attributable to the Europe Rights shall not be less than $7,617,500, plus (iv) in the case of a Full Exercise (i.e., and exercise of all of the Europe/Turkey Rights, Existing Rights and Korea Rights), the amount of cash in Iconix SE Asia.

•	Agreed Value - Eight-Year Put/Call: (i) Percentage of Iconix SE Asia owned by LF Asia, multiplied by (ii) 5.5, multiplied by (iii) greater of aggregate royalty generated by Iconix SE Asia in respect of the Europe/Turkey Rights, Existing Rights and/or Korea Rights (as applicable) for the year ended December 31, 2018 and year ended December 31, 2021; provided, that the Agreed Value attributable to the Europe Rights shall not be less than $7,617,500, plus (iv) in the case of a Full Exercise (i.e., and exercise of all of the Europe/Turkey Rights, Existing Rights and Korea Rights), the amount of cash in Iconix SE Asia.

Discussion of Accounting

In June 2014, the Company contributed substantially all rights to its wholly-owned and controlled brands in the Republic of Korea, and its Ecko, Zoo York, Ed Hardy and Sharper Image Brands in the European Union, and Turkey, in each case, to Iconix SE Asia. In return, LF Asia agreed to pay the Company $15.9 million, of which approximately $4.0 million was paid at closing. As of the date of this response to the Comment Letter, LF Asia is current with its payments to the Company on this transaction. As a result of this transaction the Company recorded a $13.6 million gain, which is included in licensing and other revenue in the unaudited condensed consolidated income statement for the nine months ended September 30, 2014.

Form of consideration

$15.9 million of total consideration, including $4.0 million paid at closing and $11.9 million payable as follows:

$4.0 million – June 2015

$4.0 million – June 2016

$4.0 million – June 2017

Computation of the gain

Since this sale was to a Joint Venture that was already in existence, the transaction is treated as a revenue transaction under SAB 104. Under this approach, the gain on the transaction was calculated as follows:

Iconix sells an asset with a carrying value of $1.8 million (based on the original purchase allocation of prior acquisitions) for consideration of $15.4 million ($15.9 less present value discount of $0.5 million), resulting in a gain of $13.6 million.

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix SE Asia transaction was considered earned at the time of closing as all of the following criteria had been met:

1.	persuasive evidence of an arrangement exists – a fully executed purchase agreement between LF Asia and Iconix.

2.	delivery has occurred or services have been rendered – the sale of trademarks and perpetual license agreement and all related intangible assets by Iconix to Iconix SE Asia.

3.	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $15.9 million.

4.	collectability is reasonably assured – 25% of the purchase price (approximately $4.0 million) was paid at closing; the remaining amount (approximately $11.9 million) is due from LF Asia. A spinoff from Li & Fung, LF Asia is one of the largest global players in supply and distribution for branded apparel, footwear and accessories and is a public company in Hong Kong.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated above in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

Guarantees

The Company guaranteed minimum distributions in the aggregate of $2.5 million through FY 2015, relating to royalty revenue on specified brands contributed to Iconix SE Asia as part of this transaction (“June 2014 Specified Brands”). The Company considered ASC 460-10-25-4, and noted that the guarantor (i.e. Iconix) shall recognize in its statement of financial position a liability for that guarantee. The Company further considered ASC 460-10-55-23(b). Specifically, as the guarantee was issued in conjunction with the sale of assets, the overall proceeds (i.e. total consideration of $15.9 million) would be allocated between the consideration being remitted to the guarantor for issuing the guarantee and the proceeds from the sale. Pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix SE Asia, which requires very minimal capital to support itself.20 The guarantee is to our joint venture partner to provide assurances that certain revenue levels would be met for a limited period of time. Further, at the time of this transaction the Company evaluated the business of the June 2014 Specified Brands and projected that the business underlying this guarantee would result in distributions to GBG exceeding the guaranteed minimum distributions. As a result, the Company determined at inception that this guarantee had a de minimis value and as such had no impact on the computation of the gain.

[20]	For additional information regarding the entity’s ability to finance its own operations, see the variable interest entity analysis in this Appendix.

H-	Iconix Southeast Asia – September 2014

Material Terms of Agreements Entered into in Connection with Transaction

•	Additional Territories: On September 17, 2014, the “Southeast Asia Territory” was amended to include China, Macao, Hong Kong and Taiwan (the “CMHT Territory”).

•	Additional Brands: Umbro and Lee Cooper (the “CMHT Brands”), in respect of the CMHT Territory.

•	Purchase Price Paid by GBG: In respect of its 50% interest in Iconix SE Asia, Global Brands Group Asia Limited f/k/a LF Asia Limited (“GBG”) pays an amount equal to $21,500,000, payable as follows:

•	$4,300,000 payable on September 17, 2014;

•	$1,300,000 payable on or before December 31, 2014;

•	$1,100,000 payable on or before March 31, 2015;

•	$1,100,000 payable on or before June 30, 2015;

•	$4,300,000 payable on or before September 17, 2015;

•	$3,200,000 payable on or before September 17, 2016;

•	$3,100,000 payable on or before September 17, 2017; and

•	$3,100,000 payable on or before September 17, 2018.

•	Guaranteed Distributions: In connection with the second amendment to the Iconix SE Asia documents, the Company guaranteed GBG would receive the following distributions in respect of the exploitation of Iconix SE Asia’s Umbro and Lee Cooper brands in the CMHTTerritory (with any deficit payable by the Company out of distributions otherwise payable by Iconix SE Asia to the Company and, if such distributions are insufficient to cover the deficit in whole, in cash):

•	$2 million for FY 14 in respect of Umbro and Lee Cooper;

•	$2.5 million for FY 15 in respect of Umbro and Lee Cooper;

•	$300,000 for FY 16 in respect of Lee Cooper; and

•	$335,000 for FY 17 in respect of Lee Cooper.

•	CMHT Umbro/Lee Cooper Put/Call Distribution: Before consummation of a GBG put or a Company call in respect of the CHMT rights, Iconix SE Asia will make pro rata distributions to GBG and the Company (provided, that GBG is required to pay any amount received to the Company) in an amount equal to the lesser of:

•	the amount of cash in Iconix SE Asia;

•	the maximum amount of distributions allowed by applicable law; and

•	the sum of:

•	the amount, if any, by which distributions accrued or made to GBG in respect of the CHMT Brands in the CHMT Territory for FY 14 were less than $2 million; plus

•	the amount, if any, by which distributions accrued or made to GBG in respect of the CHMT Brands in the CHMT Territory for FY 15, were less than $2.5 million; plus

•	the amount, if any, by which distributions accrued or made to GBG in respect of the Lee Cooper brand in the CHMT Territory for FY 16, were less than $300,000; plus

•	the amount, if any, by which distributions accrued or made to GBG in respect of the Lee Cooper brand in the CHMT Territory for FY 17, were less than $335,000.

•	Put/Call Options: Pursuant to the Second Amended and Restated Shareholder Agreement, each of GBG and the Company holds specified put and call rights, respectively, relating to GBG’s ownership interest in the joint venture.

•	Company Two-Year Call Option: The Company’s two-year call option was amended to provide that at any time during the six month period commencing October 1, 2015, the Company has the right to call up to 5% of the total equity in Iconix SE Asia from GBG for an amount in cash equal to (x) .10, multiplied by (y) 1.15, multiplied by (z) $38,417,500.

•	Five-Year and Eight-Year Put/Call Options on Europe Rights, Existing Rights and Korea Rights: No material changes from June 2014 amendment.

•	Five-Year and Eight-Year Put/Call Options on CMHT Rights: The five year and eight year put/call options were amended to include that at any time during the six month period commencing September 17, 2019, and again at any time during the six month period commencing September 17, 2022, GBG may deliver a put notice to the Company, and the Company may deliver a call notice to GBG, in each case, for the Company’s purchase of the CMHT Rights. In the event of the exercise of such CMHT put or call rights, the purchase price for such rights is an amount equal to (x) the Agreed Value (in event of a GBG put) or (y) 120% of the Agreed Value (in event of a Company call). Purchase price is payable in cash.

•	Agreed Value – CMHT Five-Year Put/Call: (i) Percentage of Iconix SE Asia owned by GBG, multiplied by (ii) 5.5, multiplied by (iii) the greater of the aggregate royalty generated by Iconix SE Asia in respect of the CMHT Rights for the year ended December 31, 2015 and year ended December 31, 2019; provided, that the Agreed Value attributable to the CMHT Rights shall not be less than $15,500,000, plus (iv) in the case of a Full Exercise, the lesser of the (x) the amount of cash in Iconix SE Asia after payment of the CHMT Put/Call Distribution and (y) the maximum amount of distributions allowed by applicable law.

•	Agreed Value – CMHT Eight-Year Put/Call: (i) Percentage of Iconix SE Asia owned by GBG, multiplied by (ii) 5.5, multiplied by (iii) greater of aggregate royalty generated by Iconix SE Asia in respect of the CMHT Rights for the year ended December 31, 2019 and year ended December 31, 2022; provided, that the Agreed Value attributable to the CMHT Rights in respect of the eight year put/call shall not be less than the Agreed Value would have been if the five year put/call had been exercised, plus (iv) in the case of a Full Exercise, the lesser of the (x) the amount of cash in Iconix SE Asia after payment of the CHMT Put/Call Distribution and (y) the maximum amount of distributions allowed by applicable law.

Discussion of Accounting

In September 2014, the Company contributed substantially all rights to its Lee Cooper and Umbro brands in the CMHT Territory, to Iconix SE Asia. In return, GBG agreed to pay the Company $21.5 million, of which $4.3 million was paid at closing. As of the date of this response to the Comment Letter, GBG is current with its payments to the Company on this transaction. As a result of this transaction the Company recorded an $18.7 million gain, which is included in licensing and other revenue in the unaudited condensed consolidated income statement for the three months ended September 30, 2014.

Form of consideration

$21.5 million of total consideration, including $4.3 million paid at closing and $17.2 million payable as follows:

$1.3 million – December 2014 (paid)

$1.1 million – March 2015

$1.1 million – June 2015

$4.3 million – September 2015

$3.2 million – September 2016

$3.1 million – September 2017

$3.1 million – September 2018

Computation of the gain

Since this sale was to a Joint Venture that was already in existence, the transaction is treated as a revenue transaction under SAB 104. Under this approach, a gain on the transaction was calculated as follows:

Iconix sells an asset with a carrying value of $2.3 million (based on the original purchase allocation of prior acquisitions) for total consideration of $21 million ($21.5 million, less the net of the present value discount of $0.5 million) resulting in a gain of $18.7 million.

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the Iconix SE Asia transaction was considered earned at the time of closing as all of the following criteria had been met:

1.	persuasive evidence of an arrangement exists – a fully executed purchase agreement between GBG and Iconix.

2.	delivery has occurred or services have been rendered – the contribution of trademarks and perpetual license agreement, and all related intangible assets by Iconix to Iconix SE Asia.

3.	the seller’s price to the buyer is fixed or determinable – the purchase price is fixed in the purchase agreement at $21.5 million.

4.	collectability is reasonably assured – 20% of the purchase price ($4.3 million) was paid at closing; the remaining amount ($17.2 million) is due from GBG. A spinoff from Li & Fung, GBG is one of the largest global players in supply and distribution for branded apparel, footwear and accessories and is a public company in Hong Kong.

The Company further evaluated the transaction under the guidance of ASC 835-30. Specifically, the Company determined that interest should be imputed as a material portion of the total purchase price was due to be paid over a period of time greater than one year. As enumerated above in the computation of the gain, the Company calculated a discount for the present value of those cash payments due to be paid over a period of time greater than one year. This present value discount had the effect of reducing the purchase price, which in turn reduced the gain on the transaction. The amount for this discount will be recognized as interest income over the payment period.

Guarantees

The Company guaranteed minimum distributions in the aggregate of $5.1 million through FY 2017, relating to royalty revenue on specified brands contributed to Iconix SE Asia as part of this transaction (“September 2014 Specified Brands”). The Company considered ASC 460-10-25-4, and noted that the guarantor (i.e. Iconix) shall recognize in its statement of financial position a liability for that guarantee. The Company further considered ASC 460-10-55-23(b). Specifically, as the guarantee was issued in conjunction with the sale of assets, the overall proceeds (i.e. total consideration of $21.5 million) would be allocated between the consideration being remitted to the guarantor for issuing the guarantee and the proceeds from the sale. Pursuant to ASC 845-10-25-10, Iconix has no actual or implied commitment, financial or otherwise, to support the operations of Iconix SE Asia, which requires very minimal capital to support itself.21 The guarantee is to our joint venture partner to provide assurances that certain revenue levels would be met for a limited period of time. Further, at the time of this transaction the Company evaluated the business of the September 2014 Specified Brands and projected that the business underlying this guarantee would result in distributions to GBG exceeding the guaranteed minimum distributions. As a result, the Company determined at inception that this guarantee had a de minimis value and as such had no impact on the computation of the gain.

[21]	For additional information regarding the entity’s ability to finance its own operations, see the variable interest entity analysis in this Appendix.

I-	OP Japan

Material Terms of Agreements Entered into in Connection with Transaction

•	JV Formation: On November 28, 2011, the Company, through its wholly-owned subsidiary, OP Holdings, and pursuant to a Contribution Agreement, contributed the Ocean Pacific brand trademarks, license agreements and specified related intangibles, intellectual property rights and liabilities in respect of the OP Japan Territory to our then newly formed wholly-owned subsidiary, OP Japan Holding Ltd. (“Japan Holdings”), in exchange for 55 Class A shares and 45 Class B Shares of Japan Holdings. The “OP Japan Territory” included (i) Japan; (ii) Singapore; (iii) Indonesia; (iv) Malaysia; (v) South Korea; (vi) Cambodia; (vii) Bangladesh; (viii) Nepal; (ix) Myanmar; (x) Bhutan; (xi) Thailand; and (xii) Vietnam.

•	Itochu’s Initial Purchase of Equity of OP Japan Holdings: On December 1, 2011, pursuant to a Stock Purchase & Call-Put Agreement, Itochu Corporation (“Itochu”) purchased the 45 Class B shares of Japan Holdings held by OP Holdings (representing a 45% interest in Japan Holdings), for $7.38 million in cash.

•	Put/Call Rights: In connection with its purchase of the Class B shares, the Stock Purchase & Call-Put Agreement provided Itochu with the right to call, and gave OP Holdings the right to put, OP Holdings’ remaining 55% interest in Japan Holdings. OP Holdings exercised its put right and received for its interest in Japan Holdings approximately $8.2 million plus the Design Fee described below (reduced from $9.0 million as a result of an expected loss of certain guaranteed minimum royalties in the OP Japan Territory). Up to $2 million of the purchase price was subject to being placed in escrow to secure specified obligations of OP Holdings relating to trademark filings in the OP Japan Territory.

•	Master License Agreement: On December 1, 2011, Japan Holdings entered into a Master License Agreement with Itochu, pursuant to which Itochu was assigned the existing license agreements for the brand in the OP Japan Territory and was granted the right to serve as the exclusive licensee (with a right to sublicense) for five years for quarterly royalty payments of $500,000 each.

•	Design Services Agreement: On November 28, 2011, OP Holdings and Itochu entered into a Design Services Agreement, pursuant to which OP Holdings would license, for a period of 10 years, all historical and future trend direction, product design and marketing materials relating to the OP brand for use in the OP Japan Territory in exchange for a design and services fee of $500,000 (the “Design Fee”), with such agreement to be effective, and such payment to be payable, only if the put or call rights with respect to Japan Holdings’ equity was exercised.

Discussion of Accounting

In December 2012, Iconix exercised its put option to Itochu, resulting in Itochu’s purchase of the Company’s 55% interest in OP Japan for $8.7 million, which included a $0.5 million design fee and a reduction of $0.8 million for the guarantee (see computation of gain below). As a result of this transaction, the Company recognized a gain of approximately $6.5 million which is included in licensing and other revenue on the consolidated income statement for FY 2012.

Form of consideration

$8.7 million of total net consideration was paid in cash shortly after closing.

Computation of the gain

Iconix’s 55% interest in OP Japan had a fair value of approximately $9.0 million and its investment in OP Japan had a cost basis of $2.2 million. As such, Iconix recorded a gain, calculated as follows:

Fair Value ($9.0 million) less cost ($2.2 million) =	$6.8 million

Less:	$0.8 million – guarantee of future minimum royalties from a specified license with a 3rd party

Add:	$0.5 million – design fee

=	$6.5 million gain recognized

Immediate recognition of revenue (i.e. gain)

Under ASC 605, the gain realized on the OP Japan transaction was considered earned at the time of closing as all of the following criteria had been met:

1.	persuasive evidence of an arrangement exists – a fully executed put option, pursuant to the purchase agreement between Iconix and Itochu.

2.	delivery has occurred or services have been rendered – the assignment of Iconix’s 55% interest in OP Japan from Iconix to Itochu.

3.	the seller’s price to the buyer is fixed or determinable – the net proceeds of $8.7 million ($9.0 purchase price, less $0.8 million for guarantee, plus $0.5 million design fee) was fixed at the time the put option was exercised.

4.	collectability is reasonably assured – 100% of the net purchase price was paid shortly after closing.

The Company guaranteed future minimum royalties from a defaulted license owned by OP Japan in the aggregate of $0.8 million through the term of the license. The Company considered ASC 460-10-25-4, and noted that the guarantor (i.e. Iconix) shall recognize in its statement of financial position a liability for that guarantee. The Company further considered ASC 460-10-55-23(b). Specifically, as the guarantee was issued in conjunction with the sale of assets (i.e. its investment in OP Japan), the overall proceeds (i.e. total consideration of $9.0 million) would be allocated between the consideration being remitted to the guarantor for issuing the guarantee and the proceeds from the sale. At the time of this transaction, the Company determined that since the aforementioned license had defaulted, the probability that OP Japan would receive the minimum payments under the license was very low. As such, the Company allocated $0.8 million of those future minimum payments under the license as a reduction to the proceeds from sale. See above for computation of the gain.